UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary

Value through performance Summary Review 2014

Petroleum and Potash
Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel
Offices

BHP Billiton locations

PETROLEUM AND POTASH

Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil fields and onshore gas processing facilities in Western Australia and Victoria	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad Production Unit	Operated offshore oil and gas fields	45%
6	UK	UK Production Unit (1)	Operated offshore oil and gas fields	16–46.1%
7	Algeria	Algeria Joint Interest Unit (2)	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit (2)	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit (2)	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

(1) Liverpool Bay was divested in FY2014.
(2) Non-operated joint venture.
(3) Completed sale of Navajo Mine and will retain control until final transfer.
Locations are current at 11 September 2014.

COPPER

Ref	Country	Asset	Description	Ownership
10	Australia	Cannington	Silver, lead and zinc mine located in northwest Queensland	100%
11	Chile	Escondida	The world's largest copper producing mine, located in northern Chile	57.5%
12	Australia	Olympic Dam	Australia's biggest underground copper mine, also producing uranium, gold and silver	100%
13	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
14	Peru	Antamina (2)	Open-cut copper and zinc mine, located in northern Peru	33.8%

IRON ORE

Ref	Country	Asset	Description	Ownership
15	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	85%
16	Brazil	Samarco (2)	Open-cut iron ore mine, concentrators and pelletising facilities	50%

35
42
19
1
41
9
3
5
20
25
31
14
13
16
11
36

COAL

Ref	Country	Asset	Description	Ownership
17	South Africa	Energy Coal South Africa	Open-cut and underground energy coal mines and processing operations	50–90%
18	Australia	New South Wales Energy Coal	Open-cut energy coal mine and coal preparation plant in New South Wales	100%
19	US	New Mexico Coal[3]	Two energy coal mines in New Mexico	100%
20	Colombia	Cerrejón[2]	Open-cut energy coal mine with integrated rail and port operations	33.3%
21	Australia	BHP Billiton Mitsubishi Alliance	Open-cut and underground metallurgical coal mines in the Queensland Bowen Basin and Hay Point Coal Terminal	50%
22	Australia	BHP Billiton Mitsui Coal	Two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland	80%
23	Australia	Illawarra Coal	Underground metallurgical coal mines in southern New South Wales, with access to rail and port facilities	100%

ALUMINIUM, MANGANESE AND NICKEL

Ref	Country	Asset	Description	Ownership
24	South Africa	Aluminium South Africa	One aluminium smelter at Richards Bay	100%
25	Colombia	Cerro Matoso	Integrated laterite ferronickel mining and smelting complex in northern Colombia	99.9%
26	Australia	Manganese Australia	Producer of manganese ore in the Northern Territory and manganese alloys in Tasmania	60%

ALUMINIUM, MANGANESE AND NICKEL continued

Ref	Country	Asset	Description	Ownership
27	South Africa	Manganese South Africa	Integrated producer of manganese ore and alloy	44.4–60%
28	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
29	Australia	Nickel West	Integrated sulphide mining, concentrating, smelting and refining operation in Western Australia	100%
30	Australia	Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
31	Brazil	Alumar[2]	Aluminium refinery and smelter	36–40%

BHP BILLITON PRINCIPAL OFFICE LOCATIONS

Ref	Country	Location	Office
32	Australia	Brisbane	Coal Head Office
33	Australia	Melbourne	Global Headquarters
34	Australia	Perth	Aluminium, Manganese and Nickel Head Office Iron Ore Head Office
35	Canada	Saskatoon	Potash Head Office
36	Chile	Santiago	Copper Head Office
37	Malaysia	Kuala Lumpur	Global Shared Services Centre
38	Singapore	Singapore	Marketing Head Office
39	South Africa	Johannesburg	Corporate Office
40	UK	London	Corporate Office
41	US	Houston	Petroleum Head Office
42	US	New York	Corporate Office

In this Summary Review

Our Charter
Read the Company's foundation document, *Our BHP Billiton Charter*
Refer to page 2

Our results at a glance
A snapshot of our financial and operating results
Refer to page 3

Chairman's Review
An overview of the year by Jac Nasser AO
Refer to page 4

Chief Executive Officer's Report
An overview of the year by Andrew Mackenzie
Refer to page 5

Group Management Committee
Profiles of the senior management team at BHP Billiton
Refer to page 6

Our strategy
A summary of BHP Billiton's consistent strategy, priorities and planning processes
Refer to page 8

Performance
An update from each of our Businesses and Marketing, providing an overview of BHP Billiton's performance
Refer to page 10

Sustainability
An overview of how we operate sustainably around the world and make a broader contribution to our host communities
Refer to page 18

Respect
Employing and developing talented people who share *Our Charter* values
Refer to page 22

Simplicity
How we deliver on our Company's productivity agenda
Refer to page 26

Integrity
Our approach to upholding ethical business practices
Refer to page 30

Accountability
Delivering on our commitments
Refer to page 34

Board of Directors
Profiles of BHP Billiton's Directors
Refer to page 36

Corporate Governance Summary
An outline of BHP Billiton's approach to corporate governance
Refer to page 39

Remuneration Summary
Key policies, principles and information about our remuneration
Refer to page 41

Shareholder information
Key dates and information relevant to shareholders, including our dividend policy and payments
Refer to page 43

Summary of financial information
Summary of consolidated income statement, balance sheet, cash flow and other financial information
Refer to page 44

Corporate Directory
A list of BHP Billiton offices and share registries
Refer to inside back cover

This Summary Review is designed to provide an update on the operations and performance of BHP Billiton during the year ended 30 June 2014 in a concise and easy-to-read format. It is not a summary financial statement or our Strategic Report 2014 for the purposes of the UK Companies Act 2006. The Strategic Report 2014 is contained within the Annual Report 2014 and is available from the BHP Billiton website at **www.bhpbilliton.com**.

This Summary Review is not intended to provide a guide as to the likely future performance of the Group. Certain statements may be forward-looking statements, which are based on current expectations, beliefs and assumptions regarding present and future business strategies and environments in which the Group will operate in the future. Such expectations, beliefs and assumptions may or may not prove to be correct and are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially. The Annual Report 2014 sets out certain risk factors that may cause our results to be materially less favourable than those implied by these forward-looking statements, including, for example, fluctuations in commodity prices and currency exchange rates, demand and supply changes in major markets and government regulations. Past performance cannot be relied on as a guide to future performance.

Nothing in this Summary Review should be construed as either an offer to sell or the solicitation of an offer to buy or sell BHP Billiton securities or any other securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.

This Summary Review is not a substitute for our Annual Report 2014 or Strategic Report 2014, and does not contain all the information needed to give as full an understanding of the Group's performance, financial position and future prospects as is provided by the Annual Report 2014, and is available from the BHP Billiton website at **www.bhpbilliton.com**. Printed copies of the Annual Report 2014 will be distributed to all shareholders who elected to receive them, and can be requested by contacting the relevant Share Registrar or Transfer Office.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia.

Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia.

BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1LH, United Kingdom.

BHP Billiton Limited and BHP Billiton Plc are members of the BHP Billiton Group, which is headquartered in Melbourne, Australia.

We are proud that the supply of our products supports global economic growth and development, which leads to reductions in poverty and improvement in living standards. BHP BILLITON SUMMARY REVIEW 2014 – 1

Our Charter We are BHP Billiton, a leading global resources company. Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. Our Values Sustainability Putting health and safety first, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability Defining and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Officer BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton. The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, United Kingdom. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication, the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole. Throughout this Summary Review 2014, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. 2 – BHP BILLITON SUMMARY REVIEW 2014

Our results at a glance

US$179 billion — Market capitalisation as at 30 June 2014.

US$67.2 billion — Revenue increased by two per cent.

US$25.4 billion — Net operating cash flow increased by 26 per cent.

121 US cents — Total dividend per share, an increase of four per cent.

US$2.9 billion — Sustainable productivity-led gains delivered during FY2014.

9 per cent increase — Production increased on a copper equivalent basis with record production at 12 operations and across four commodities.

1.7 million tonnes reduction — Greenhouse gas emissions (CO_2-e).

9 per cent reduction — Total recordable injury frequency. No fatalities at our operated assets.

Underlying EBIT

US$22.9 billion



US$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012
2013
2014

Underlying attributable profit

US$13.4 billion



US$ million
25,000
20,000
15,000
10,000
5,000
0
2010
2011
2012
2013
2014

Dividends determined

US$6.4 billion



US$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2010
2011
2012
2013
2014

Community investment

US$241.7 million



US$ million
250
200
150
100
50
0
100
141.7
2010
2011
2012
2013
2014
BHP Billiton corporate charitable entities
Expenditure

Five-year summary

US$ million	30 June 2014	30 June 2013 Restated	30 June 2012 Restated	30 June 2011 [e]	30 June 2010 [e]
Revenue	**67,206**	65,953	70,477	71,739	52,798
Underlying EBIT [a]	**22,861**	22,930	28,086	31,980	19,719
Attributable profit	**13,832**	11,223	15,473	23,648	12,722
Underlying attributable profit [a]	**13,447**	12,208	17,173	21,684	12,469
Net operating cash flow [b]	**25,364**	20,154	25,259	30,080	16,890
Basic earnings per share (US cents)	**260.0**	210.9	290.7	429.1	228.6
Underlying basic earnings per share (US cents)	**252.7**	229.4	322.6	393.5	224.1
Dividend per share (US cents) [c]	**121.0**	116.0	112.0	101.0	87.0
Gearing (per cent) [d]	**23.2**	26.8	24.3	9.2	6.3

(a) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. Underlying EBIT and Underlying EBITDA are included in the FY2014 Consolidated Financial Statements as required by IFRS 8 'Operating Segments'.
(b) Net operating cash flows are after net interest and taxation.
(c) Represents the dividend determined for each BHP Billiton Plc and BHP Billiton Limited share.
(d) Gearing is the ratio of net debt to net debt plus net assets.
(e) FY2011 and FY2010 data has not been restated for the effects of new accounting standards and interpretations and other voluntary changes in accounting policy, which are effective in the financial year commencing from 1 July 2013.

A summary of financial information is available on page 44 of this Summary Review 2014.

A full description of our Group's performance, financial position, future prospects and reserves and resources is available in the Annual Report 2014, which is available from the BHP Billiton website at ***www.bhpbilliton.com***

BHP BILLITON SUMMARY REVIEW 2014 – 3

Chairman's Review


bhpbilliton

Dear Shareholder

I am pleased to report that your Company delivered strong performance this past financial year. BHP Billiton reported an Attributable profit of US$13.8 billion and Net operating cash flow of US$25.4 billion. These strong results were underpinned by increased production and productivity-led cost efficiencies.

Our balance sheet remains strong and we have maintained our solid 'A' credit rating. The full-year progressive base dividend was increased by 4.3 per cent to 121 US cents per share. At the same time, the Company has continued to invest in high-return growth options within the existing portfolio.

Markets for our commodities have been affected by the mixed global economic environment, with solid but moderately slower Chinese growth, underlying momentum in the United States and some positive signs in Japan, while the European Union has remained weak. Overall, demand for our commodities continues to be strong, underpinning the long-term outlook for our portfolio of products.

We continuously review our strategy against changes in the external environment, including climate change. We consider various scenarios and the risks and opportunities facing the natural resources sector and seek to optimise the investments we make on behalf of shareholders.

Our position on climate change is clear. Sustainable growth requires an effective response to climate change. We accept the Intergovernmental Panel on Climate Change's assessment that warming of the climate is unequivocal, the human influence is clear and the physical impacts are unavoidable. We believe that the Board's approach to strategy, investment decision-making and portfolio management, as well as the diversity of our overall portfolio, positions us to manage and respond to changes and capture opportunities to grow shareholder value over time. We believe that the resilience of our portfolio under a range of climate change scenarios is underpinned by its diversity and by the relatively short pay-back periods for most of our present and future investments in fossil fuels production. BHP Billiton is committed to reducing greenhouse gas emissions in its own operations, to actively participating in the development and deployment of low-emissions technologies and to being a leader in our sector on climate change action and advocacy.

Next year marks the 130th anniversary of the founding and stock exchange listing of The Broken Hill Proprietary Company Limited. Over these years the Company has reshaped its business to maintain its industry leadership. We moved from mining silver, lead and zinc at Broken Hill, to producing steel, and then to petroleum in Bass Strait, iron ore in the Pilbara, metallurgical coal in the Bowen Basin and copper in the Andes.

For the past 10 years we have also been simplifying our portfolio and looking at ways to make your Company simpler and more productive. In the last two years alone we have sold US$6.7 billion of assets at attractive prices. This year, we have proposed another step in our evolution with the demerger of selected aluminium, coal, manganese, nickel and silver assets. This proposed demerger will allow BHP Billiton to improve the productivity of our largest businesses more quickly and create a new global metals and mining company specifically designed to enhance the performance of the demerged assets. All BHP Billiton shareholders would retain their existing shares in BHP Billiton and receive shares in the new company pro rata with your BHP Billiton shareholding. Following the demerger, BHP Billiton would seek to steadily increase or at least maintain its dividend per share in US dollar terms – implying a higher payout ratio. Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of the 2015 calendar year.

Against the backdrop of external and organisational change, we continue to be guided by *Our BHP Billiton Charter*, which defines our values. Our first Charter value is Sustainability and we maintain a relentless focus on the health and safety of our people and the communities in which we operate. This year, we reported a record low total recordable injury frequency and no fatalities at our operated assets during the period. While this is an encouraging result, our efforts to protect the health and safety of our people will be unrelenting.

We are committed to making a positive contribution to the communities where we live and conduct our business. This year, we contributed one per cent of pre-tax profit, investing US$242 million across a wide range of programs and activities to support our communities. These funds support local programs, such as the LEAD project which seeks to improve the lives of smallholder farmers in the rural Maputo Province of Mozambique; an innovative education program in Pakistan that has seen 800 children graduate from the program with another 2,000 currently studying in 13 model schools; the ANDA project which addresses the needs of people displaced by conflict and vulnerable communities in the Cordoba District of Colombia to complement poverty reduction efforts by the national government; and Bush Blitz, a unique species discovery program in Australia.

Our community programs are in addition to the US$9.9 billion in taxes and royalties we paid to governments and our broader economic contribution in terms of jobs, capital investment and support of local businesses.

I would like to take this opportunity to acknowledge David Crawford who will retire from the BHP Billiton Board in November 2014. David has served with distinction on the board of BHP and BHP Billiton for 20 years. In announcing our plans to create an independent global metals and mining company we said that David would become the new company's inaugural chairman. His skills and experience make David the right person to guide the new company through its entry into the global resources sector.

In line with our planned approach to Board succession, we have appointed Malcolm Brinded to the Board as a Non-executive Director and member of the Sustainability Committee. Malcolm's deep experience in energy, governance and sustainability will make a significant contribution to the Board.

In summary, a strong management team and over 123,000 talented employees and contractors in 21 countries have improved safety, increased production and delivered more value for shareholders and all our stakeholders. Your Company does make a positive difference. BHP Billiton helps lift living standards for people around the world and we work hard to add value to the communities, regions and countries where we live and do business.

Jac Nasser AO
Chairman

4 – BHP BILLITON SUMMARY REVIEW 2014

Chief Executive Officer's Report

I am pleased to report that BHP Billiton delivered a strong set of financial results in FY2014, with improvements in operating performance and safety supported by a continued focus on productivity. This performance was achieved against a background of improving economic conditions in the United States, Japan and the European Union, solid but slower Chinese economic growth and a decline in key commodity prices in a highly competitive global marketplace.

In a year of record production we had no fatalities at our operated assets and improved our total recordable injury frequency performance by nine per cent to 4.2 injuries per million hours worked. While we are encouraged to have recorded a year without fatalities, we must never rest on past performance. We will continue to relentlessly identify and manage material health and safety risks to protect our people and communities.

Annual production records were achieved at 12 of our operations and across four commodities. Western Australia Iron Ore and Queensland Coal both increased annual production volume by more than 20 per cent as we delivered more tonnes from existing infrastructure and growth projects ahead of schedule. These results were supported by our Onshore US petroleum asset delivering a 73 per cent increase in petroleum liquids production.

Our safety performance improves through our continued focus on accelerating sustainable improvements in productivity by finding more efficient and effective ways of performing day-to-day operations. We delivered more than US$6.6 billion of sustainable productivity-led gains over the last two years. There are more achievements in productivity still to come as our teams continue to innovate and learn from each other, replicating best practice and operating on a common data platform across the organisation.

We continue to invest selectively in those projects that meet our demanding criteria. In FY2014, we reduced our share of exploration and capital expenditure by 32 per cent to US$15.2 billion and expect this to decline to US$14.8 billion in FY2015. This approach has increased internal competition for capital, improved our capital efficiency and provides for long-term, sustainable shareholder value.

In August 2014, we announced a proposal to create an independent global metals and mining company based on a selection of BHP Billiton's high-quality aluminium, coal, manganese, nickel and silver assets. Separating these assets via a demerger has the potential to unlock shareholder value by significantly simplifying the BHP Billiton Group and creating two portfolios of complementary assets. Once simplified, BHP Billiton would be almost exclusively focused on our large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, BHP Billiton would be able to reduce costs and improve the productivity of our largest businesses more quickly. The proposed demerger remains subject to the receipt of satisfactory third party approvals, final Board approval and shareholder vote.

In addition to our work to simplify BHP Billiton's portfolio, we continue to support the communities where we operate. We support local economies through employment, infrastructure development, taxes and royalties, as well as purchasing local goods and services. We are part of these communities and we strive to be a positive and active participant in community life. In FY2014, our voluntary community investment amounted to US$242 million.



We are proud that the supply of our products supports global economic growth and development, with the associated reduction in poverty and improvement in living standards. Continued global development depends on access to affordable energy and other critical resources.

Sustainable growth requires an effective response to climate change. We accept the Intergovernmental Panel on Climate Change's assessment that warming of the climate is unequivocal, the human influence is clear, and physical impacts are unavoidable. We are taking action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts and working with others, including industry and governments, to support effective responses to climate change. We will, through material investments in low-emissions technology, contribute to reducing emissions from fossil fuels. We view climate change as a critical element in our approach to risk management across our business.

In everything we do, we are guided by *Our BHP Billiton Charter* values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. These are the foundation of who we are, and how we perform our role as an active and engaged corporate citizen. I am honoured to be part of a company where we live our values every day.

Finally, I would like to thank all our suppliers, customers, host communities and shareholders for their continued support over the past year as we strive to be a valued partner of choice. I would especially like to thank our employees and contractors whose commitment and contribution is the cornerstone of the success of this Company.

Andrew S Mackenzie

Andrew Mackenzie
Chief Executive Officer

BHP BILLITON SUMMARY REVIEW 2014 – 5

Group Management Committee



Andrew Mackenzie
BSc (Geology), PhD (Chemistry), 57
Chief Executive Officer and Executive Director
Chairman of the Group Management Committee

Andrew Mackenzie commenced as Chief Executive Officer in May 2013. Mr Mackenzie joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. Prior to BHP Billiton, he worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. In July 2014 he was elected a Fellow of the Royal Society.



Peter Beaven
BAcc, CA, 47
President, Copper

Peter Beaven was appointed President, Copper in May 2013. Previously Mr Beaven was the President of Base Metals and prior to that appointment in November 2010, President of BHP Billiton's Manganese business, and Vice President and Chief Development Officer for Carbon Steel Materials. He has wide experience across a range of regions and businesses in BHP Billiton, UBS Warburg, Kleinwort Benson and PricewaterhouseCoopers. Mr Beaven will be appointed as Chief Financial Officer, effective 1 October 2014.



Tony Cudmore
BA (Politics and Economics), 45
President, Corporate Affairs (since 3 March 2014)

Tony Cudmore joined BHP Billiton as President, Corporate Affairs in March 2014. Prior to BHP Billiton, Mr Cudmore worked with ExxonMobil for 13 years and held a wide range of senior and global corporate affairs roles in Australia and the United States. Before joining ExxonMobil, he was a Media Relations and Policy Adviser before becoming Principal Adviser to then Premier of Victoria, The Hon Jeff Kennett MP, followed by his role as Assistant Director of the Australian Institute of Petroleum.



Tim Cutt
BSc, 54
President, Petroleum and Potash (since 2 July 2013)

Tim Cutt was appointed President, Petroleum and Potash in July 2013. Mr Cutt joined BHP Billiton in 2007 as the President of the Production Division in the Petroleum business. He was appointed to the position of President, Diamonds and Specialty Products in 2011. Before joining BHP Billiton, he had a successful 24-year career with ExxonMobil in roles of significant oil and gas responsibility, including President of ExxonMobil de Venezuela and President of Hibernia Management and Development Company.



Dean Dalla Valle
MBA, 55
President, Coal

Dean Dalla Valle was appointed President, Coal in May 2013. Mr Dalla Valle has 37 years' experience in BHP Billiton. He was previously the President of the Uranium business for three years and prior to that held the positions of Asset President, Olympic Dam, Asset President, Cannington silver mine and Vice President, Ports, Iron Ore. He was also the General Manager of the Appin, Tower and West Cliff Collieries for Illawarra Coal.



Mike Fraser
BCom, MBL, 49
President, Human Resources (since 27 August 2013)

Mike Fraser joined BHP Billiton in January 2000. Mr Fraser joined the Group Management Committee in August 2013 as President, Human Resources. He was previously Head of Group Human Resources. Before becoming Head of Human Resources, Mr Fraser was Asset President, Mozal, based in Mozambique. His previous roles with the Company included Human Resources Vice President for the Aluminium and Energy Coal businesses.

6 – BHP BILLITON SUMMARY REVIEW 2014

Geoff Healy Geoff Healy joined BHP Billiton as Chief Legal Counsel in June 2013. Prior to BEc LLB, 48 BHP Billiton, Mr Healy was a partner at Herbert Smith Freehills for 16 years, Chief Legal Counsel and a member of its Global Partnership Council. His core field of expertise is complex corporate and regulatory advisory work, risk management, investigations and disputes. Mike Henry Mike Henry joined BHP Billiton in 2003 and has served as President, HSE, BSc (Chem), 48 Marketing and Technology since May 2013. Prior to this, he was Chief Marketing President, HSE, Marketing Officer. Mr Henry’s earlier career with BHP Billiton included various business and Technology development and marketing roles, including Marketing Director for Petroleum, Marketing Director for Energy Coal & Freight and Vice President, Business Development for the Energy Coal business. Prior to joining BHP Billiton, he worked for Mitsubishi Corporation where he held a number of commercial roles. Graham Kerr Graham Kerr joined BHP Billiton in 1994 and was appointed Chief Financial BBus, FCPA, 43 Officer in November 2011. Prior to this, Mr Kerr was President of Diamonds Chief Financial Officer and Specialty Products. He has worked in a wide range of finance, treasury and operational roles across the Group, and has held the positions of Chief Financial Chairman of the Officer of Stainless Steel Materials, Vice President, Finance – BHP Billiton Investment Committee Diamonds and Finance Director for the EKATI diamond mine. In 2004, he left Chairman of the BHP Billiton for a two-year period when he was General Manager Commercial Financial Risk for Iluka Resources Ltd. In August 2014, Mr Kerr was appointed as Chief Executive Management Officer-designate of the new company that BHP Billiton plans to form in the Committee proposed demerger. Mr Kerr will retire from the Group Management Committee and as Chief Financial Officer of BHP Billiton on 1 October 2014. Jane McAloon Jane McAloon was appointed to the Group Management Committee as BEc (Hons), LLB, President, Governance and Group Company Secretary in May 2013, after GDipGov, FCIS, 50 serving as Group Company Secretary since July 2007 and Company Secretary President, for BHP Billiton Limited since September 2006. Prior to joining BHP Billiton, Governance she held the position of Company Secretary, Group Manager External and Group and Regulatory Services in the Australian Gas Light Company, held various Company Secretary Australian State and Commonwealth government positions and also worked in private legal practice. She is a Fellow of the Governance Institute of Australia Chairman of the and Fellow of Australian Institute of Company Directors. Disclosure Committee Daniel Malchuk Daniel Malchuk was appointed President, Aluminium, Manganese and Nickel BEng, MBA, 49 in May 2013. Previously Mr Malchuk was the President of Minerals Exploration, President, Aluminium, a position he held from July 2012. He worked for the Group between 1996 Manganese and Nickel and 1998 in BHP Copper in the United States and has held a number of roles in the Base Metals business since he rejoined BHP Billiton in 2002. In 2006 he took the role of Asset Leader, Joint Ventures and a year later was appointed Vice President, Strategy and Development in Base Metals. Jimmy Wilson Jimmy Wilson was appointed President, Iron Ore in March 2012. Mr Wilson BSc (Mechanical has had an extensive career in the mining industry and held key managerial Engineering), 52 and operational roles throughout BHP Billiton including President, Energy Coal President, Iron Ore (2009–2012) and President, Stainless Steel Materials (2007–2009). Prior to these roles, he was President and Chief Operating Officer, Nickel West, President and Chief Operating Officer, Samancor Chrome and General Manager of Billiton’s Bayside Aluminium. Karen Wood Ms Wood joined BHP Billiton in 2001. Her previous positions were President BEd, LLB (Hons), 58 Corporate Affairs, Chief People Officer, Chief Governance Officer, Special President Adviser and Head of Group Secretariat and Group Company Secretary. Prior (until 19 August 2014) to her retirement from the Group Management Committee, she provided advice to the Chief Executive Officer and worked on a range of significant corporate and Board issues. Ms Wood retired from BHP Billiton on 20 August 2014 and will continue to provide advice and assistance, on an ongoing consultancy basis, to the Chief Executive Officer and Board of Directors on several matters including the proposed demerger. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. BHP BILLITON SUMMARY REVIEW 2014 – 7

Our strategy

Execution of our consistent strategy has delivered long-term sustainable value.


525m



Our Charter

Our BHP Billiton Charter is the single most important means by which we communicate who we are, what we do and what we stand for. It is through *Our Charter* that we articulate our purpose, our strategy, the values we uphold and how we measure success. *Our Charter* is the foundation for our decision-making, actions and behaviours.

Our consistent strategy

Our long-term strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.

Our portfolio of high-quality growth opportunities positions BHP Billiton to continue to meet the changing needs of our customers and the resources demands of emerging and developed economies at every stage of their growth.

We extract and process minerals, oil and gas from our production operations, located primarily in Australia, the Americas and southern Africa. We sell our products globally, with sales and marketing taking place principally through Singapore and Houston, United States.

We operate in a dynamic external environment and this strategy has delivered strong company performance over time which, in turn, underpins the creation of long-term sustainable value for our shareholders, customers, employees and the communities in which we operate. We aim to deliver long-term sustainable value rather than focusing on short-term returns.

In pursuing our strategy through all stages of the economic and commodity cycle, we are guided by *Our Charter* values of Sustainability, Integrity, Respect, Performance, Simplicity, and Accountability.

Strategic context

We are BHP Billiton, a leading diversified resources company. We are among the world's top producers of major commodities, including iron ore, metallurgical and energy coal, conventional and unconventional oil and gas, copper, aluminium, manganese, uranium, nickel and silver.

The mineral and energy commodities we produce are crucial at all stages of economic development. Emerging economies require construction material like steel as their populations expand and new cities and heavy industry develop. As economies grow and people become wealthier, a consumer economy emerges and steel intensity slows, while demand increases for materials that are used in consumer goods, such as copper. Agricultural demand increases steadily with income.

Access to energy underpins economic development. The most rapid demand growth comes at the earliest stages when people first gain access to modern energy supplies. In the next 20 years, we expect 1.7 billion people to gain access to electricity for the first time. Reliable and affordable energy supports the development of industry and as incomes rise, more people can buy consumer goods, like cars and appliances, further increasing the demand for energy.

We are proud that the supply of our products supports global economic growth and development, with the associated reduction in poverty and improvement in living standards. Continued global development depends on access to affordable energy and other critical resources.

Demand for energy is widely expected to increase by more than 30 per cent in the next 20 years, with two thirds of new demand originating from Asia and half from China and India. Africa is expected to see the fastest growth, albeit from a lower base. The way these regions meet their energy needs will significantly influence commodity demand.

Every nation will choose a different mix of energy sources, which balances affordability and security of supply. The Intergovernmental Panel on Climate Change (IPCC), the International Energy Agency and others believe that over the next few decades, fossil fuels will remain central to the energy mix as their affordability and the scale of existing infrastructure make them hard to practically replace, although their exact percentage varies across a range of scenarios.

8 – BHP BILLITON SUMMARY REVIEW 2014

Our strategy is tied to economic growth in both emerging and developed economies. Sustainable growth requires an effective response to climate change. BHP Billiton accepts the IPCC’s assessment of climate change science, which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. Limiting climate change will require substantial and sustained reductions of greenhouse gas (GHG) emissions. We believe that the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios, in line with current international agreements, while providing access to the affordable energy required to continue the economic growth essential for maintaining living standards and alleviating poverty. The global challenge of climate change remains a priority for us. Our approach to investment decision-making and portfolio management and the diversity of our overall portfolio, positions us not only to manage and respond to changes, but also to capture opportunities to grow shareholder value over time. We are taking action by focusing on reducing our emissions, increasing our preparedness for physical climate impacts and accelerating our work with others, including industry and governments, to support effective responses to climate change. We support development of a long-term policy framework that uses a portfolio of complementary measures, including a price on carbon that addresses competitiveness concerns, support for energy efficiency and low emissions technologies, and measures to build resilience. A price on carbon is an effective measure to drive greenhouse gas emission reductions and technological innovation. To effectively address the challenge of climate change, there must be a significant focus on developing and deploying low-emissions technologies. We will, through material investments in low-emissions technology, contribute to reducing emissions from fossil fuels. Scenario analysis The corporate planning process is underpinned by scenarios encompassing a wide spectrum of potential end states for key global uncertainties (economic, geopolitical, geoeconomic, environmental and technological). These scenarios are designed to interpret technical, economic, political and global governance trends facing the resources industry. Each scenario has been defined as a distinct potential world in 2035, the scenarios are internally consistent and plausible, but also divergent by design. Alongside scenarios, associated signposts and triggers have been developed. These are leading indicators that highlight the likely emergence of one scenario or another, and they are also useful during the annual process of updating and refreshing of the scenarios. The diversity of our overall portfolio and our approach to investment decision-making and portfolio management positions us to manage and respond to change to reduce risk, while also capturing opportunities to grow shareholder value over time. Strategic priorities Our Group Management Committee maintains a strong focus on the following strategic priorities in order to execute the Company’s strategy. Sustainability Our overriding commitment is to ensuring the safety and health of our people, being environmentally responsible and supporting the communities in which we operate. This commitment informs everything we do and influences every aspect of our work. As energy demand continues to increase, the global challenge of climate change remains a critical element in informing the Company’s strategic priorities. An overview of our sustainability approach, including a summary of our climate change position, is available on page 20 of this Summary Review 2014. Create a more productive organisation We are dedicated to working smarter to safely deliver greater volume growth from existing equipment at lower unit cost and empowering our people to find new ways of solving old problems. We embedded productivity-led gains, volume and cost efficiencies of US$2.9 billion, exceeding our own target by 61 per cent or US$1.1 billion. This means we have now delivered more than US$6.6 billion of sustainable productivity-led gains over the last two years. More information about our productivity is available on page 28 of this Summary Review 2014. Simplification of our portfolio We are concentrating our efforts on those world-class basins where we enjoy economies of scale and a competitive advantage. Our focus on four major Businesses of Petroleum and Potash, Copper, Iron Ore and Coal provides strong diversification. To accelerate portfolio simplification, on 19 August 2014 we announced a plan to demerge a selection of BHP Billiton’s high-quality aluminium, coal, manganese, nickel and silver assets to create an independent global metals and mining company. More information on the planned demerger is available on page 29 of this Summary Review 2014. Disciplined approach to capital management We have reduced capital and exploration expenditure by 32 per cent and maintained our solid ‘A’ credit rating. Our balance sheet remains strong and we have reduced our net debt position to US$25.8 billion. The full-year dividend increased by four per cent to 121 US cents per share. A full description of our Company’s performance, financial position and future prospects is provided in our Annual Report 2014, which is available from the BHP Billiton website at . BHP BILLITON SUMMARY REVIEW 2014 – 9

Performance Achieving superior business results by stretching our capabilities. We delivered a strong operating and financial performance in FY2014. Our focus on productivity has resulted in a significant improvement in performance at our major Businesses this year, with a nine per cent increase in Group production and record output at 12 operations and across four commodities. Improvement In performance US$13.4 billion underlying attributable profit 121 US cents total dividend per share 9 per cent increase production increased on a copper equivalent basis 10 – BHP BILLITON SUMMARY REVIEW 2014

BHP BILLITON SUMMARY REVIEW 2014 – 11

Continued improvement in operating performance The Company’s focus on productivity has delivered improvements in performance at our major Businesses. We have delivered on our commitments in the last 12 months. Our operational performance continued to improve, enabling us to exceed production guidance for a number of our core commodities, including iron ore, metallurgical coal and petroleum liquids. Group production increased by nine per cent in FY2014, with production records achieved at 12 operations and across four commodities. A significant improvement in productivity underpinned strong financial performance as Underlying attributable profit increased by 10 per cent to US$13.4 billion. We embedded productivity-led gains, volume and cost efficiencies of US$2.9 billion, exceeding our target by 61 per cent or US$1.1 billion. This means we have now delivered more than US$6.6 billion of sustainable productivity-led gains over the last two years. By further improving productivity and reducing our share of capital and exploration expenditure by 32 per cent to US$15.2 billion, we delivered a substantial US$8.1 billion increase in free cash flow, despite weaker commodity prices. As a result, our balance sheet continued to strengthen and we finished the period with net debt of US$25.8 billion. We have announced plans to create an independent global metals and mining company via a demerger, based on a selection of high-quality aluminium, coal, manganese, nickel and silver assets. Separating these assets via a demerger has the potential to unlock shareholder value by allowing BHP Billiton to improve the productivity of our largest Businesses more quickly and by creating a new company specifically designed to enhance the performance of its assets. With a simpler portfolio, we are targeting at least another US$3.5 billion of productivity-related gains by the end of FY2017. Our Iron Ore Business clearly illustrates this opportunity. At Western Australia Iron Ore (WAIO), we now expect the debottlenecking of our mines and inner harbour infrastructure to increase our supply chain capacity to 290 million tonnes per annum (Mtpa) (100 per cent basis). The additional 65 Mtpa of capacity is likely to have a capital intensity below US$50 per annual tonne, with the improvement in productivity and economies of scale also expected to significantly reduce unit costs. Our share of capital and exploration expenditure is expected to decline to approximately US$14.8 billion in FY2015, and should the proposed demerger be implemented, our investment ceiling will decrease to US$14 billion beyond FY2015. By maintaining an internal focus and concentrating investment in our major basins, we believe an average rate of return of greater than 20 per cent is achievable for our favoured development options. With robust volume growth and further productivity gains expected, we remain confident in the outlook for the Group. On this basis, we increased our full-year progressive base dividend by four per cent to 121 US cents per share for an Underlying payout ratio of 48 per cent. We will seek to steadily increase or at least maintain the dividend per share in US dollar terms at each half-yearly payment following the demerger, implying a higher payout ratio. The pace at which our balance sheet strengthens will also depend on external factors, such as commodity prices and foreign exchange rates. As in the past, we will return excess cash to shareholders in the most efficient way. By ensuring that we start from a position of strength, we will be well placed to implement an enduring program that can be managed in a more consistent and predictable manner. Marketing Marketing manages the Group’s product sales and the purchase of all major raw materials. Our objectives are to market all of our products, achieve at or better than prevailing market prices at the time of delivery, and cost efficiently manage our credit and price risks. Marketing also manages the supply chain of our products from assets to markets and the raw materials from suppliers to assets. This includes managing our in-house freight requirements so as to procure safe, high-quality, sustainable and cost-effective shipping. The Marketing structure has been aligned to the Group’s respective Businesses. In order to develop customer and market-focused solutions, the primary hub for our marketing activities is Singapore, while our marketing of oil and gas is headquartered in Houston, United States. In addition, we have marketers located close to our customers in 14 cities across the world. FY2014 saw an overall increase in most commodity sales volumes as a result of strong production performance, most notably in our Iron Ore, Petroleum and Coal Businesses. The Marketing team successfully navigated the risks posed by the changing external environment, while continuing to support our operating assets by moving all of our production to market. Marketing continues to strengthen relationships with all our external stakeholders through a range of engagement efforts. Markets for our commodities were affected by growing momentum in the United States and Japanese economies, solid but slower Chinese growth, and slightly improved European Union economic growth. Increasing supply was the primary driver of some of our key commodity prices, which generally ended the year lower. Increased seasonal demand in the United States, coupled with lower supply growth, supported natural gas markets while solid steel production rates in Asia ensured demand for steel-related raw materials continued to grow. Looking ahead, we expect restructuring of the Chinese economy towards consumer-oriented growth and successful responses to long-term challenges such as fiscal sustainability within the major developed economies will support sustained global growth. The Chinese economy will see a gradual shift in the types of goods and services it generates. Over the long term, we maintain a positive outlook on Asian region commodity demand as economic development continues and influences levels and patterns of growth. The development in South Asia will provide support to long-term demand for steelmaking raw materials. 12 – BHP BILLITON SUMMARY REVIEW 2014

Petroleum and Potash results Petroleum production increased by four per cent; in August 2013, we announced an additional investment of US$2.6 billion in the Jansen Potash Project. US$ million 30 June 2014 Revenue 14,833 Underlying EBIT 5,287 Capital expenditure 6,423 Net operating assets 39,514 Total petroleum production increased by four per cent in FY2014 to 246 million barrels of oil equivalent (MMboe). A 16 MMboe increase in liquids production was underpinned by a 73 per cent increase in Onshore US liquids volumes and a near doubling of production at Atlantis. Natural gas volumes declined by four per cent as the delivery of first gas from Macedon partially offset lower demand at Bass Strait and natural field decline at Haynesville. Petroleum production is forecast to increase by five per cent (excluding divested assets) in FY2015 to 255 MMboe, with another 16 MMboe increase in total liquids production projected. Conventional volumes for FY2015 are forecast to remain broadly unchanged. Underlying EBIT for Petroleum decreased by US$115 million to US$5.9 billion in FY2014. The average realised price of natural gas across our portfolio increased by 16 per cent to US$4.35 per thousand standard cubic feet (Mscf) and was the major contributor to the US$113 million price-related increase in Underlying EBIT during the period, net of price-linked costs. Volumes contributed an additional US$994 million to Underlying EBIT, although this was partially offset by an increase in depreciation and amortisation expense at Onshore US that reflected the ramp-up of liquids production and the progressive development of our Permian acreage. In FY2014, approximately 75 per cent of Onshore US drilling and development expenditure of US$4.2 billion was invested in the Eagle Ford area, with the majority focused on our Black Hawk acreage. The repetitive, manufacturing-like nature of shale development is ideally suited to our productivity agenda and we are delivering strong results. Of the 24 operated drilling rigs in action at the end of the period (30 June 2013: 40), 17 were in the Eagle Ford area (30 June 2013: 31), four were in the Permian area (30 June 2013: four) and three were in the Haynesville area (30 June 2013: four). There were no rigs in the Fayetteville area (30 June 2013: one). Petroleum capital expenditure of approximately US$5.6 billion is planned in FY2015. Petroleum exploration expenditure for FY2014 was US$600 million, of which US$369 million was expensed. During the period, we completed the divestment of our 46.1 per cent interest in Liverpool Bay and our South Midland acreage in the Permian basin, Onshore US. Combined proceeds of US$182 million were realised (before customary adjustments) and a gain on sale of US$116 million was recognised in Underlying EBIT. Potash recorded an Underlying EBIT loss of US$583 million. This included a US$68 million impairment associated with our decision to allow the exclusivity agreement for Terminal 5 at the Port of Vancouver (United States) to lapse; and a US$300 million charge related to the revision of mine site rehabilitation provisions for the Group’s North American closed mines, which are managed by our Potash business. In addition, exploration expense in FY2014 was US$47 million, a US$42 million reduction from FY2013. On 20 August 2013, we announced an additional investment of US$2.6 billion to finish the excavation and lining of the Jansen Potash Project production and service shafts, and to continue the installation of essential surface infrastructure and utilities. The overall project was 30 per cent complete at the end of the period with significant progress made on surface infrastructure and shaft excavation continuing. BHP BILLITON SUMMARY REVIEW 2014 – 13

Copper results Copper production increased by two per cent and unit cash costs declined by six per cent. US$ million 30 June 2014 Revenue 13,868 Underlying EBIT 5,080 Capital expenditure 3,757 Net operating assets 22,231 Total copper production increased by two per cent in FY2014 to 1.7 million tonnes (Mt), as planned. Escondida copper production increased by two per cent to 1.2 Mt as an improvement in mill throughput and concentrator utilisation offset declining ore grades. Record mining rates at Olympic Dam underpinned an 11 per cent increase in copper production to 184 kilotonnes (kt) while Pampa Norte copper production of 233 kt was unchanged from the prior period. Antamina achieved record annual mill throughput and copper production in FY2014. Total copper production is forecast to increase by five per cent (excluding divested assets) in FY2015 to 1.8 Mt. With further improvements in productivity anticipated, Escondida is on track to produce approximately 1.27 Mt of copper in the period. Copper volumes at Pampa Norte and Olympic Dam are expected to remain at a similar level to FY2014, while lower average copper grades are expected to lead to a reduction in copper production at Antamina in FY2015. Lower average realised prices in FY2014 reduced Underlying EBIT by US$947 million, net of price-linked costs. A five per cent decline in the average realised price of copper to US$3.22 per pound was the major contributor. In contrast, a stronger US dollar against the Chilean peso and Australian dollar increased Underlying EBIT by US$359 million. Underlying EBIT for FY2014 decreased by US$559 million to US$5.1 billion. Unit cash costs at our operated Copper Assets declined by six per cent during FY2014 despite the impact of a nine per cent reduction in ore grades at Escondida. In this context, productivity-led cost efficiencies increased Underlying EBIT by US$190 million and reflected insourcing initiatives and the broader optimisation of contractor activities across the Business. A reduction in exploration and business development expenditure increased Underlying EBIT by a further US$217 million as the Group sharpened its focus on greenfield copper porphyry targets in Chile and Peru. In contrast, an increase in non-cash charges reduced Underlying EBIT by US$337 million during the period. During the period, we completed the sale of the Pinto Valley mining operation and the associated San Manuel Arizona Railroad Company to Capstone Mining Corporation for US$653 million, after working capital adjustments. In July 2013, we announced an investment of US$3.4 billion to construct a desalination facility, which will deliver sustainable water supply to Escondida over the long term. A US$212 million increase to the budget of the Escondida Oxide Leach Area Project to US$933 million was also approved during the period. The project is now scheduled for completion in the second half of CY2014. The commissioning of Organic Growth Project 1 remains on schedule to commence in the June 2015 quarter. In July 2014, we lodged an application for assessment by the Australian and South Australian Governments to construct and operate a demonstration plant on the existing mining lease at Olympic Dam. This process would enable heap leaching trials to progress to the next phase as part of our efforts to identify an alternative, less capital intensive process for extracting metals from ore mined underground. Should government and Board approvals be granted, construction of the demonstration plant is expected to commence in the second half of CY2015. A trial period of 36 months is envisaged, commencing in late 2016. 14 – BHP BILLITON SUMMARY REVIEW 2014

Iron Ore results Iron ore production increased by 20 per cent, representing a fourteenth consecutive annual record; unit costs reduced 12 per cent in the June 2014 half year. US$ million 30 June 2014 Revenue 21,356 Underlying EBIT 12,102 Capital expenditure 2,949 Net operating assets 23,390 Iron ore production increased by 20 per cent in FY2014 to a record 204 Mt (BHP Billiton share), exceeding initial full-year guidance by more than eight per cent. WAIO production of 225 Mt (100 per cent basis) represents a fourteenth consecutive annual record and was underpinned by the early commissioning of Jimblebar and our productivity agenda, which raised the capacity of our integrated supply chain. In FY2015, WAIO production is expected to increase by a further 20 Mt to approximately 245 Mt (100 per cent basis). We expect additional productivity gains to support another year of record performance despite the planned tie-in of ship loaders 1 and 2 during the December 2014 half year. Total iron ore production is forecast to increase by 11 per cent in FY2015 to 225 Mt (BHP Billiton share). A low-cost option to expand Jimblebar to 55 Mtpa (100 per cent basis) and broader debottlenecking of our mines and inner harbour infrastructure are expected to underpin further growth in WAIO supply chain capacity to 290 Mtpa (100 per cent basis). The additional 65 Mtpa of capacity is likely to have a capital intensity below US$50 per annual tonne, with the improvement in productivity and economies of scale also expected to significantly reduce unit costs. A six per cent fall in the average realised price of iron ore to US$103 per wet metric tonne (FOB) reduced Underlying EBIT by US$864 million, net of price-linked costs, although this was partially offset by a weaker Australian dollar, which increased Underlying EBIT by US$383 million. Iron ore sales, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality. Underlying EBIT for FY2014 increased by US$993 million to US$12.1 billion. An 18 per cent increase in WAIO sales volumes was the major contributor, adding US$1.8 billion to Underlying EBIT. Conversely, the progressive ramp-up of several major projects resulted in a US$425 million increase in depreciation and amortisation expense during the period. Having redirected the WAIO supply chain bottleneck away from the mines and back to the port, a 12 per cent reduction in unit costs to US$25.89 per tonne was achieved in the June 2014 half year. A number of major project milestones were achieved during the period, further underscoring Iron Ore’s track record in project delivery. For example, the Jimblebar Mine Expansion project delivered first production six months ahead of schedule and the ramp-up to 35 Mtpa (100 per cent basis) is now expected before the end of CY2014. The WAIO Port Blending and Rail Yard Facilities project and fourth pellet plant at Samarco were also completed during the period. The fourth pellet plant is expected to ramp-up to 30.5 Mtpa (100 per cent basis) before the end of FY2015. BHP BILLITON SUMMARY REVIEW 2014 – 15

Coal results Metallurgical coal production increased by 20 per cent to a record 45 Mt. US$ million 30 June 2014 Revenue 9,115 Underlying EBIT 386 Capital expenditure 2,345 Net operating assets 14,300 Metallurgical coal production increased by 20 per cent in FY2014 to a record 45 Mt (BHP Billiton share). This was supported by first production from Caval Ridge, the successful ramp-up of Daunia and record production at Peak Downs, Saraji, South Walker Creek and Poitrel. Illawarra Coal production declined by five per cent as an extended outage at the Dendrobium mine impacted performance in the first half of the financial year. Energy coal production of 73 Mt for FY2014 was broadly unchanged from the prior period, as planned. Another year of robust performance was underpinned by a fifth consecutive annual production record at New South Wales Energy Coal and record volumes at Cerrejón. Extended outages at both a local utility and the Richards Bay Coal Terminal led to lower production at Energy Coal South Africa, while Navajo Coal production declined following the permanent closure of three of the five power units at the Four Corners Power Plant. Metallurgical coal production for FY2015 is expected to increase by four per cent to approximately 47 Mt as the ramp-up of Caval Ridge is completed. Energy coal production for FY2015 is expected to remain broadly unchanged at 73 Mt. A stronger US dollar against both the Australian dollar and South African rand increased Underlying EBIT by US$543 million. This was more than offset by a 20 per cent and 14 per cent reduction in the average price received for hard coking coal and weak coking coal, respectively. The average price received for thermal coal also declined by 14 per cent during the period. In total, lower average realised prices reduced Underlying EBIT by US$1.4 billion, net of price-linked costs. Underlying EBIT for FY2014 declined by US$209 million to US$386 million despite productivity-led volume and cost efficiencies of US$1.3 billion being embedded during the period. A sustainable increase in truck and wash-plant utilisation rates underpinned this improvement in productivity, while a reduction in labour, contractor and maintenance costs was also achieved. In this context, redundancies totalling US$40 million were recognised in FY2014, while an increase in non-cash charges reduced Underlying EBIT by a further US$497 million. The latter included a US$292 million impairment charge at Energy Coal South Africa. An US$84 million gain on the sale of the Energy Coal South Africa Optimum Coal purchase agreement was also recognised during the period. We completed the sale of the Navajo mine to the Navajo Transitional Energy Company (NTEC), effective 30 December 2013. As we will retain control of the mine until full consideration is received from NTEC, production and financial results for the Navajo mine will continue to be reported by the Group. The Caval Ridge mine project was completed ahead of schedule and under budget during the period with the ramp-up to 5.5 Mtpa of premium hard coking coal expected by the end of FY2015. The Appin Area 9 and Hay Point Stage Three Expansion projects remain on schedule and budget. 16 – BHP BILLITON SUMMARY REVIEW 2014

Aluminium, Manganese and Nickel results Productivity-led cost efficiencies of US$335 million contributed to an increase in Underlying EBIT of US$149 million to US$307 million. US$ million 30 June 2014 Revenue 8,411 Underlying EBIT 307 Capital expenditure 498 Net operating assets 9,322 Alumina production increased by six per cent in FY2014 to a record 5.2 Mt. The Efficiency and Growth project at Worsley reached nameplate capacity during the year and annual production records were achieved at both the Worsley and Alumar refineries. Aluminium production of 1.2 Mt was unchanged from FY2013, with production records at both Hillside and Mozal offset by lower volumes at Alumar following the phased suspension of 103 kt (BHP Billiton share) of annualised capacity. Manganese ore production declined by three per cent in FY2014 to 8.3 Mt as GEMCO was affected by higher than usual rainfall during the wet season. Manganese alloy production increased by six per cent from FY2013, which was affected by the temporary suspension of operations at TEMCO. Nickel production declined by seven per cent in FY2014 to 143 kt. Production at Cerro Matoso was affected by kiln and furnace outages and lower nickel grades. Nickel West production declined by four per cent following the closure of the Perseverance underground mine in November 2013. Saleable nickel production at Nickel West is expected to decline by four per cent in FY2015 to 95 kt, with approximately 55 per cent to be sourced from third party supply feed. Ferronickel production at Cerro Matoso is expected to decline by three per cent to 43 kt as a result of lower grades. Notwithstanding a rebound in nickel and aluminium prices in the second half, lower average realised prices reduced Underlying EBIT by US$409 million during FY2014, net of price-linked costs. More specifically, lower average realised prices for aluminium (down six per cent to US$2,022 per tonne), manganese ore (down four per cent to US$4.64 per dry metric tonne unit), manganese alloy (down six per cent to US$980 per tonne) and nickel (down seven per cent to US$14,925 per tonne) were only partially offset by an increase in the average realised price of alumina (up two per cent to US$307 per tonne). Underlying EBIT for FY2014 increased by US$149 million to US$307 million. A reduction in headcount and consumable costs, as well as equipment debottlenecking at most assets, contributed to the US$335 million of productivity-led cost efficiencies embedded during the period. A stronger US dollar against the Australian dollar and South African rand increased Underlying EBIT by a further US$469 million. In contrast, the cessation of aluminium smelting activities at Bayside and the closure of the Perseverance underground mine at Nickel West reduced Underlying EBIT by US$341 million. Redundancies totalling US$40 million were incurred during the period. In May 2014, the Group announced a review of the Nickel West business, comprising the Mt Keith, Cliffs and Leinster mines, its concentrators, the Kalgoorlie smelter and the Kwinana refinery. The review is considering all options for the long-term future of Nickel West, including the potential sale of all or part of the business. BHP BILLITON SUMMARY REVIEW 2014 – 17

Sustainability Putting health and safety first, being environmentally responsible and supporting our host communities. Sustainability is core to our strategy, ensuring we integrate health, safety, environmental, social and economic factors into our decision-making. Our priority is to identify, understand and manage the material risks within our business, ensuring our people, suppliers, contractors and the communities in which we operate remain safe and healthy. We are committed to being responsible stewards of the natural resources we develop and use in our operations and seek to minimise the environmental impact of our operations. We strive to be part of the communities in which we operate, and seek to foster meaningful, long-term relationships that respect local cultures and create lasting benefits. operatIng sustaInably 9 per cent reduction total recordable injury frequency. No fatalities at our operated assets 1.7 million tonnes reduction greenhouse gas emissions (CO2-e) US$241.7 million voluntary community investment 18 – BHP BILLITON SUMMARY REVIEW 2014

BHP BILLITON SUMMARY REVIEW 2014 – 19

Sustainability We are focused on keeping our people safe and healthy, minimising our environmental impact and contributing to the economic and social development of our host communities. Maintaining our social licence to operate as a global company is dependent upon gaining access to natural resources and ensuring we earn the trust of our shareholders, employees, contractors, communities, customers and suppliers. Our BHP Billiton Charter value of Sustainability is core to our strategy and we integrate health, safety, environmental, social and economic factors into our decision-making. Keeping our people safe and healthy Regardless of where we work or what we do, we strive to create a working environment that is free from injury and illness. Our priority is to identify and manage the material risks within our business, ensuring our people, suppliers and contractors and the communities in which we operate remain safe and healthy. In FY2014, no fatalities were reported at our operated assets. This is the goal we aspire to achieve on an ongoing basis. In prior years, we have been successful in significantly reducing but not in eliminating fatalities, and this year we continued to see potentially significant safety events. During FY2014, our overall total recordable injury frequency performance of 4.2 injuries per million hours worked improved by nine per cent compared with 4.6 per million hours worked in FY2013. To prevent occupational illness and injury, we are focused on ensuring the work our people are required to do does not impact their health and that they are fit for work. This means identifying and assessing risk factors and managing and minimising their impact. In FY2014, the incidence of employee occupational illness was 2.84 per million hours worked, an increase of 19 per cent on FY2013. The incidence of employee occupational illness has been increasing across the Group since FY2010, largely due to increased reporting of musculoskeletal illnesses. Where an individual has been identified as having a work-related illness or injury, we facilitate medical treatment and, where necessary, a rehabilitation program based on medical advice. We also seek to optimise return-to-work outcomes through early reintegration into the workplace, to the extent practicable. In FY2012, we established a health target baseline and committed to reduce potential occupational exposure to carcinogens and airborne contaminants by 10 per cent by FY2017. In FY2014, we recorded a 22 per cent decrease in the number of potential exposures to carcinogens and airborne contaminants, if not for the use of personal protective equipment, compared with our FY2012 baseline. We have therefore currently exceeded our target; however, exposure control remains an area of focus to ensure our reductions are maintained. Our perspective on climate change The Board is responsible for overseeing the Group’s approach to climate change and making strategic decisions in the best interests of the Company. This includes taking into account the potential impact of climate change on the strategy of the Company, including the portfolio of assets and investments. Our strategy is tied to economic growth in both emerging and developed economies. Sustainable growth requires an effective response to climate change. BHP Billiton accepts the Intergovernmental Panel on Climate Change (IPCC) assessment of climate change science which has found that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. We believe the world must pursue the twin objectives of limiting climate change to the lower end of the IPCC emission scenarios in line with current international agreements, while providing access to the affordable energy required to continue the economic growth essential for maintaining living standards and alleviating poverty. We have a diverse portfolio that is important in meeting global demand for energy. We can, and will, continue to adjust the shape of our portfolio to match energy and commodity demand and meet society’s expectations, while maximising shareholder returns. Our approach to investment decision-making and portfolio management ensures that climate change risks are identified, assessed and appropriately addressed. We have been applying an internal price on carbon in our investment decisions and portfolio evaluation for more than a decade and were early adopters of this approach. We maintain a view on carbon pricing using a carbon price protocol which we update regularly. Our carbon price protocol tracks the progress of national commitments to tackle climate change throughout the world, including our major operating regions and customer demand centres, and considers various potential scenarios for how global emissions and policy will evolve over time. We look at the potential for reductions in emissions and the cost associated with those reductions to determine an appropriate price level for each relevant country or region. In doing so, we consider the effectiveness of different policies, political situations required to pass legislation, timing to implement reductions and the interaction between policy mechanisms. We will continue to take action to reduce our emissions and build the resilience of our operations, investments, communities and ecosystems to the impacts of climate change. Recognising their role as policy makers, we engage with governments to enhance the global response. We work in partnership with resource sector peers 20 – BHP BILLITON SUMMARY REVIEW 2014 to improve sectoral performance and increase industry’s influence in policy development to deliver effective long-term regulatory responses. To effectively address the challenge of climate change, there must be a significant focus on developing and deploying low-emissions technologies over the next few decades. Through material investments in low-emissions technology, we will contribute to reducing emissions from the use of fossil fuels. Minimising our environmental impact As a global organisation operating in different countries and ecosystems around the world, we seek to understand the sources, scope, extent and impacts of our natural resources use and transparently report our performance. We demonstrate environmental responsibility by minimising our environmental impacts and contributing to enduring benefits to biodiversity, ecosystems and other environmental resources. We strive to continually improve energy and greenhouse gas (GHG) management. Our Businesses are required to identify, evaluate and implement suitable projects that prevent or minimise GHG emissions, including in project design and equipment selection. In FY2013, we set an ambitious target to maintain our total FY2017 GHG emissions below our FY2006 baseline levels, while continuing to grow our business. In FY2014, our GHG emissions of 45.0 million tonnes (Mt) of carbon dioxide equivalent (CO -e), is a reduction of 1.7 Mt of CO -e compared 2 2 to FY2013 (46.7Mt CO -e). This keeps us in line to achieve our target. 2 Improving our management of land and enhancing biodiversity are essential to operating in a responsible and sustainable manner. Our operations are required to develop and maintain land and biodiversity management plans that include controls to avoid, minimise, rehabilitate and apply compensatory actions as appropriate, to offset the biodiversity and ecosystem impacts of our operations. In addition to the environmental management actions of our Businesses, the Group has a target to voluntarily commit to financing the conservation and ongoing management of areas of high biodiversity and ecosystem value that are of national or international conservation significance. We established an alliance with Conservation International to support the delivery of this target and improve our approach to biodiversity management more broadly. As a result, we will improve our environmental performance and broaden our contributions to lasting environmental benefits beyond what could be achieved by our operations alone. Since setting the target in FY2013, we have committed more than US$30 million to conservation, in addition to the environmental management activities at our operations. We recognise the role we have as responsible stewards of the water resources we share with our host communities and the environment. Recognising the regional nature of our water-related risks, we introduced a target in FY2013 requiring our Businesses with water-related material risks to implement projects to improve the management of water resources. In FY2014, all our operations that identified water-related material risks, implemented at least one project to improve the management of associated water resources. Making a positive contribution to society Creating lasting economic and social benefit for our host communities is fundamental to our organisation. This helps create a diversified local economy and ensures our investment continues to benefit the community beyond the life of our operations. Our contribution to our host communities is broad ranging. Through direct and indirect employment, taxes and royalties we support local, regional and national economies. We purchase local goods and services and develop infrastructure that benefits entire communities, including roads, airfields, emergency response facilities, housing, public amenities and community facilities that can be accessed and utilised by local communities and businesses. In developing nations, we continue to supply commodities that support economic development and improve standards of living. As part of our community commitment, we voluntarily invest one per cent of our pre-tax profit, calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, positive impact on the quality of life for people in our host communities. During FY2014, our voluntary community investment totalled US$241.7 million, comprising US$141.7 million of cash, in-kind support and administrative costs and a US$100 million contribution to the BHP Billiton Foundation. Many of our employees make valuable contributions to their local communities through donations of money, time and expertise. As part of our community investment, our Matched Giving Program doubles personal donations made by our employees as well as the amount we provide for volunteerism, making the program one of the most generous workplace giving programs. In FY2014, more than 8,700 of our employees participated in the Matched Giving Program, volunteering approximately 66,500 hours of their personal time to community activities. Employee contributions benefited more than 1,894 not-for-profit organisations, which received US$12.1 million as part of the program. Additional information relating to our sustainability performance and our community investment is available in our Sustainability Report 2014 and online at Community investment expenditure by region (1) Community investment expenditure by program category (1) Australia 50% Education and training 21% South America 36% General infrastructure 20% North America 8% Environment 17% Africa 6% Community (capacity building) support 16% Asia <1% Europe <1% Health 13% Arts 5% Sports and recreation 4% Small business development 3% Disaster relief 1% (1) Excludes expenditure from foundations and trusts. BHP BILLITON SUMMARY REVIEW 2014 – 21

Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial. People are the foundation of our organisation and underpin our success. We value our people and encourage the development of talented and motivated employees to support the continued performance and growth of our diverse operations. We strive to build a sense of purpose and achievement among all our people in the work we do. By working to Our BHP Billiton Charter, we align our people around our common purpose and values. empowerIng our people 123,803 employees and contractors 116 different nationalities represented in our workforce 34 per cent global female graduate intake 22 – BHP BILLITON SUMMARY REVIEW 2014

BHP BILLITON SUMMARY REVIEW 2014 – 23

Respect To achieve success in a business that is diversified by commodity, geography and market we require talented, diverse and inclusive teams that reflect our communities. Building a high-performance organisation Empowering our people to identify and implement improvements that maximise our performance has the potential to improve our productivity and create value. We have a skilled, motivated and engaged workforce that values our work and the contribution we make. Through our people strategy, we are strengthening the capability of our leaders to navigate change and enabling our people to step up, develop and realise their potential. In FY2014, our leaders participated in a series of Executive Leadership Programs (ELP) to provide them with the support they need to evolve our culture and enable our people to step up. Participants from across the Group engaged in discussions about further strengthening our step-up culture and leading change. Ideas and feedback from the sessions were integrated back into the Businesses, with senior leadership teams connecting after each event to share learnings. The ELP was 100 per cent leader-led, highly experiential and dialogue-based. In FY2013, an employee survey allowed us to establish a baseline measure of culture to benchmark our performance against other global high-performing companies. This survey of more than 16,000 employees confirmed the key drivers of step-up culture and productivity. The survey revealed our strengths were in safety and sustainability, alignment to our strategy, goals and values, and the positive relationships within our work groups. Opportunities included how leaders at all levels communicate and engage employee opinion and provide feedback and coaching for employee development, and ensuring we continue to enable high performance through efficient processes, effective tools and resources. In FY2014, we invited all employees to participate in a brief survey. We will continue to use an annual survey to measure progress and ensure we are strengthening our step-up culture to enable productivity. To help our people focus on clear, aligned and measurable goals, 74 per cent of our employees participated in a formal performance review process. This process also provided the opportunity to receive feedback and coaching, and to develop skills and capabilities through the execution of each individual’s development plan. Our transparent reward practices and processes are designed to ensure performance is measured on fact-based outcomes and to reward people for both what they achieve and how they achieve it. Our people participate in training and development programs designed specifically to meet local requirements. On average, each employee received 44 hours of training and development throughout the year, including health and safety training. As part of our mandatory induction process, our people undertake training on the BHP Billiton Code of Business Conduct, which includes our position on anti-corruption. Focusing on diversity and inclusion In FY2014, our global workforce comprised 47,044 employees and 76,759 contractors working at 130 locations in 21 countries. We are committed to diversity in the broadest sense, including thought and perspective, age, disability, nationality, ethnicity, orientation and gender. We strive to achieve diversity across our Company and at all levels of our organisation. Our Board of Directors is comprised of 14 members, including two women, and representing eight nationalities. The Board believes critical mass is an important driver of a more diverse workplace, and in relation to gender diversity has set a goal of increasing the number of women on the Board to at least three. Pay equity for our 372 senior leaders is based on skills, experience and size of role. The male-to-female overall salary ratio is 1.03:1.00. Across the Group, our workforce comprises 116 different nationalities and 23 different ethnicities. Our workforce gender composition is 16 per cent female and 84 per cent male. Almost half of our workforce is employed in Australia. The majority of our contractors work in Australia and South America. 24 – BHP BILLITON SUMMARY REVIEW 2014

Our Charter continues to give us guidance on how our work is executed and decisions are made. We expect all employees to demonstrate behaviours that support diversity and create a collaborative and inclusive work environment as part of Our Charter Values in Action. This is an integral element of our performance management process against which our people are assessed, coached and provided feedback. In our graduate recruitment program, we continued to implement targeted initiatives to increase our intake of female graduates in specific disciplines and attract the best graduate candidates from a diverse graduate talent pool. In our Copper Business, we achieved 43 per cent female representation in the Chilean graduate program. In Australia, graduate recruitment campaign initiatives targeting women included tailored marketing materials and events. Globally, our proportional intake of women into the graduate program has increased by three percentage points to bring the number of female graduates to 34 per cent. As part of our stated commitment to diversity and inclusion, all our Businesses, Group Functions and Marketing develop and implement multi-year diversity plans. We continue to make progress through targeted recruitment initiatives designed to increase the representation of females and ethnically diverse employees; learning sessions on diversity and inclusion; and development strategies for high-potential females. Female representation in our Accelerated Leadership Development Program, which commenced in FY2013, remains at 41 per cent. During FY2015, we will continue to execute our Group-wide diversity and inclusion strategy and promote an inclusive work environment that embraces and more effectively leverages the diversity of our people. In FY2014, success against our diversity and inclusion objectives was considered when assessing variable remuneration. Attracting the right people We attract and employ people with exceptional skills who share our values. As a global employer, we actively look to promote from within. Throughout our Company, recruitment is managed locally with employment opportunities offered on the basis of merit. Every individual who applies for a job with us is evaluated according to their job-related skills, qualifications, abilities, aptitudes and alignment with Our Charter values. In some jurisdictions, targeted affirmative action may be required to address any imbalances. This is achieved through Indigenous employment and training programs, Broad-Based Black Economic Empowerment and by giving priority to increasing the representation of females in our workforce. To meet our current and future human resourcing requirements, we undertake resourcing activities at the local, national and global level that are aligned to our broader business strategy. Internal candidates are prioritised for roles, supplemented by external recruitment in the local labour market. As many of our operations are located remotely, we seek to attract and retain a diverse workforce with a range of employment models offering choice and quality options for facilities, rosters and living arrangements, including residential and fly in, fly out or drive in, drive out workforce practices where people work on-site and reside outside the community. Supporting employees As a global organisation, our business experiences continual change at the Group and local level. To assist our people and their immediate families to deal with any issues that may be affecting their life or work, a free 24-hour Employee Assistance Program offers confidential support and counselling. Employees by region Contractors engaged at our owned and operated assets by region Australia 49% Australia 41% South America 20% South America 32% Africa 19% Africa 13% North America 9% North America 10% Asia 2% Asia 3% Europe 1% Europe 1% BHP BILLITON SUMMARY REVIEW 2014 – 25

Simplicity Focusing our efforts on the things that matter most. Creating a more productive organisation and simplifying our portfolio are ongoing priorities for our Company. Maintaining our focus on these outcomes has delivered results, with sustainable productivity-led gains of US$2.9 billion delivered during FY2014. Improving productivity remains our focus as we strive to operate more efficiently, deliver our strategy and create value in the long term. On 19 August 2014, we announced a plan to create an independent global metals and mining company via a demerger. Simplifying the Group and creating two portfolios of complementary assets has the potential to unlock shareholder value. focus on productIvIty US$2.9 billion productivity-led gains in FY2014 US$6.6 billion sustainable productivity-led gains over the last two years One common planning and reporting system 26 – BHP BILLITON SUMMARY REVIEW 2014

BHP BILLITON SUMMARY REVIEW 2014 – 27

Simplicity Our disciplined focus on productivity and simplifying the way we work continues to deliver shareholder value. Our long-term commitment to improve productivity across the organisation has the potential to create significant value for shareholders and other stakeholders. Our focus on productivity has already resulted in significant improvement in operating performance at each of our major businesses this year, with a nine per cent increase in Group production and record output at 12 operations and across four commodities. For FY2014, productivity-led volume improvements and cash cost efficiencies, totalling US$2.9 billion, have been delivered. This means we have now delivered more than US$6.6 billion of sustainable productivity-led gains over the last two years. Productivity agenda We are focused on achieving sustainable improvement in productivity across all aspects of our business. We believe our systems, structures, culture, people and portfolio enable the creation of a competitive advantage by working smarter to safely deliver greater volume growth from existing plant and equipment at lower unit cost. Recognising that culture also drives performance, BHP Billiton is continuing to create an inclusive environment where every employee feels engaged. We want our people to feel listened to, be motivated to contribute to their potential and work together to unlock world-class productivity from the ground up. We support the development of our people and encourage our teams to learn from each other, identify more productive ways of working and achieve functional excellence across the Group. Since the October 2013 completion of our deployment of 1SAP, our single Group-wide common enterprise resource planning system, we are now using common world-class business processes, standard metrics and reports that are supported by robust data. The implementation of 1SAP across the organisation supports our ability to pursue sustained improvement through the application of standard processes and performance transparency. Operating Model The BHP Billiton Operating Model is pivotal to our productivity agenda. The Operating Model defines how we work, how we are organised and how we measure performance. The core principles of the Operating Model include mandatory performance requirements, common organisational design, common systems and processes, and common planning and reporting. The Operating Model is designed to deliver a simple and scalable organisation, to achieve a sustainable improvement in productivity by providing performance transparency, eliminating duplication of effort and enabling the more rapid identification and deployment of best practice. Our unique operating environment means tangible productivity gains materialise in different ways. Below is an example that illustrates the success to date of our focus. Case study: Cost and time reductions in Petroleum’s Onshore US shale drilling and completions Objective: To reduce the time and cost required to put each well online. Approach: Opportunities were identified through statistical analysis and comparison against internal best practice and external benchmarks. Improvements in performance were sought in three areas: engineering (changes in the design of each well); operations (changes in how operations are conducted in the field); and supply (shifts in what and how goods and services are procured and delivered). Outcomes: Rig mobilisation times have been cut by 12 per cent in FY2014 through the development and implementation of an optimised rig move procedure. The average drilling time for a shale gas well has declined in FY2014, while the productivity of hydraulic fracturing crews (stages completed per crew per month) has grown in FY2014. Productivity results: Overall, total Onshore US shale drilling costs per well have decreased by 15 per cent in FY2014. 28 – BHP BILLITON SUMMARY REVIEW 2014

BHP Billiton portfolio FY2005



FY2005 Underlying EBITDA
Petroleum & Potash
Copper
Iron Ore
Coal
Nickel
Aluminium
Manganese
FY2005 revenue

Note: Bubble size represents average analyst NPV in 2005 based on a sample size of up to seven analysts.

Core BHP Billiton* and New Company portfolios



FY2014 Underlying EBITDA
Iron Ore
Petroleum & Potash
Copper
Coal
Manganese
Silver
Nickel
Coal
Aluminium
BHP Billiton post demerger
New Company
FY2014 revenue

Note: Bubble size represents average analyst NPV in 2014 based on a sample size of up to 16 analysts.

Additional information on the proposed demerger of assets is available online at ***www.bhpbilliton.com***

Simplification of the portfolio

In the last two years, the Group has announced or completed divestments in Australia, the United States, Canada, South Africa and the United Kingdom, including petroleum, copper, coal, mineral sands, uranium and diamonds assets and projects.

Proposed demerger of assets

On 19 August 2014, we announced a plan to create an independent global metals and mining company based on a selection of our high-quality aluminium, coal, manganese, nickel and silver assets.

As a result of the growth of our major Businesses and the Group's substantial investment in recent years, BHP Billiton now has two great companies embedded within its portfolio. Separating these assets via a demerger has the potential to unlock shareholder value by significantly simplifying the Group.

BHP Billiton's continued diversification

If the demerger is approved, we would focus almost exclusively on our large, long-life iron ore, copper, coal, petroleum and potash basins. By concentrating on the development and operation of these basins, BHP Billiton expects to reduce costs and improve productivity more quickly.

Following the demerger, BHP Billiton would have a simpler portfolio with fewer assets and a greater focus on upstream operations.

BHP Billiton would remain the largest exporter of metallurgical coal, a global top three producer of iron ore, a global top four exporter of copper concentrate, the largest overseas investor in onshore US shale and developer of the world's best undeveloped potash resource in Saskatchewan, Canada.

Consistent with our established strategy, our Core Portfolio* provides broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets and will remain diversified by commodity, geography and market.

BHP Billiton's Charter values and commitment to putting health and safety first, being environmentally responsible and supporting the communities in which we operate will remain unchanged.

We will continue to simplify our portfolio and as part of this process are reviewing our Nickel West, New Mexico Coal and smaller petroleum assets.

* Core assets include: Western Australia Iron Ore, Samarco, Queensland Coal, NSW Energy Coal, Cerrejón, Escondida, Olympic Dam, Pampa Norte, Antamina, Onshore US, Shenzi, Mad Dog, Atlantis, Angostura, North West Shelf, Bass Strait, Pyrenees, Macedon and Jansen Project.

A new global metals and mining company

The new company would have assets in five countries. Many of its operations are among the most competitive in their industries and in FY2014 its portfolio would have generated revenues of nearly US$10 billion. Its assets would include BHP Billiton's integrated Aluminium business, Cannington silver, Energy Coal South Africa, Illawarra metallurgical coal, Cerro Matoso nickel and BHP Billiton's Manganese business.

By tailoring its approach, and retaining elements of BHP Billiton's common systems and processes, the new company would be designed to operate safely, reduce overheads and deliver improved performance.

Management, board and listings

If approved by shareholders, it is proposed that the Chairman of the new company would be David Crawford, who will retire from the BHP Billiton Board in November 2014. Graham Kerr, Chief Financial Officer, would assume the role of Chief Executive Officer of the new company, based in Perth. It is intended that Keith Rumble will become a Non-executive Director of the new company that BHP Billiton plans to form in the proposed demerger. Mr Rumble would retire from the BHP Billiton Board at the time the shareholders vote on this demerger proposal. The BHP Billiton Board also intends to nominate Xolani Mkhwanazi, currently BHP Billiton's Chairman South Africa, as a Non-executive Director of the new company.

The importance of South Africa to the new company would be reflected in the formation of its board and management team, as well as its commitment to the country's economic development and transformation objectives.

The new company is intended to be listed on the Australian Securities Exchange (ASX) with an inward secondary listing on the Johannesburg Stock Exchange (JSE).

A responsible operator

The new company would be committed to responsible environmental management, the safe operation of its assets and to making a positive contribution to its host communities and nations. BHP Billiton's existing community commitments will be fulfilled, while the new company would foster its own partnerships and establish its own community programs.

BHP Billiton shareholders

BHP Billiton Limited and Plc shareholders would be entitled to 100 per cent of the shares in the new listed company through a pro-rata, in-specie distribution, as well as retaining their existing shares in the Group.

Subject to final Board approval to proceed, shareholder approval and the receipt of satisfactory third party approvals, the demerger is expected to be completed in the first half of CY2015.

BHP BILLITON SUMMARY REVIEW 2014 – 29

Integrity Doing what is right and doing what we say we will do. To maintain our position as one of the world’s leading companies, we are committed to ethical business practices and high levels of governance in all our dealings. We believe consistent and appropriate business conduct creates loyalty and trust with our stakeholders. Our long-term success is dependent upon our ability to transparently report on and conduct our business. workIng wIth IntegrIty Every BHP Billiton leader is responsible for embedding the BHP Billiton Code of Business Conduct Responsibility, openness, fairness and accessibility our transparency principles US$9.9 billion payments in taxes, royalties and certain indirect taxes 30 – BHP BILLITON SUMMARY REVIEW 2014

BHP BILLITON SUMMARY REVIEW 2014 – 31

Integrity We are committed to creating a culture with exceptional performance, high ethical business practices and robust governance standards. As a global business, we are committed to upholding international standards and ethical business practices. We operate in an industry where many of our activities are highly regulated by health, safety and environmental laws. We are committed to compliance with the laws and regulations of the countries in which we operate and, where applicable, to exceeding legal and other requirements that are less stringent than our own. Ensuring proper business conduct The Code of Business Conduct represents our commitment to upholding ethical business practices and applies to every employee, our suppliers and contractors, and our business partners working with or for us. Underpinned by Our BHP Billiton Charter values, the Code of Business Conduct makes it clear that commercial objectives can never compromise our commitment to working with integrity. We recognise at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. We have confidence that in upholding the Code of Business Conduct, we are working in the right way. Embedding the requirements of the Code of Business Conduct across BHP Billiton is the responsibility of every leader. Each area of the Group has the responsibility of completing and executing annual training and communication plans, including face-to-face meetings with all employees and certain contractors. To address any grievances or concerns that may be raised by our internal or external stakeholders, we have a number of reporting mechanisms available across the Group, including reporting to line managers or human resources representatives. EthicsPoint, our business conduct advisory service, is a worldwide service available to internal and external stakeholders that facilitates the raising, management and resolution of business conduct queries and concerns via a confidential 24-hour, multilingual hotline and online case management system. Contact details for the EthicsPoint service are available on our website at . In addition, community complaint and grievance processes are available at a local level to acknowledge, investigate and document community concerns. Depending on the nature and severity of a concern that has been raised, it may require referral or further investigation. The management of queries, concerns and business conduct investigations is undertaken and recorded in accordance with defined processes. Anti-corruption Our Anti-corruption Group Level Document and Code of Business Conduct prohibit bribery and corruption in all our business dealings regardless of the country or culture within which our people work. Our procedures require appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures and the implementation and maintenance of specific approval requirements for corruption-sensitive transactions. We also prohibit any and all facilitation payments to government officials. As previously disclosed, BHP Billiton received requests for information in August 2009 from the US Securities and Exchange Commission (SEC). Following that request, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. The issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing Olympics. The Group is currently discussing a potential resolution of the matter. As has been publicly reported, the Australian Federal Police has indicated that it has commenced an investigation and the Group continues to fully cooperate with the relevant authorities. In light of the continuing nature of the investigations it is not appropriate at this stage for BHP Billiton to predict outcomes. 32 – BHP BILLITON SUMMARY REVIEW 2014

Taxes and royalty payments on a country-by-country basis [1]

Country	Taxes borne by BHP Billiton US$ million [2]	Country	Taxes borne by BHP Billiton US$ million [2]
Australia	8,051	United Kingdom	29
Chile	968	Singapore	26
Algeria	281	Switzerland	23
South Africa	141	Peru	18
United States	141	Canada	14
Trinidad and Tobago	76	Brazil	8
Colombia	64	Other	4
Pakistan	44	**Total**	**9,888**

(1) The Group claims refunds of transaction taxes (for example, GST/VAT and Fuel Tax) paid to suppliers for in-country purchases of goods, services and eligible fuel, and also collects GST/VAT in respect of certain sales to customers as set out in the table. These amounts are not included in taxes borne.
(2) Taxes borne by BHP Billiton are reported on a 100 per cent basis for subsidiaries and equity share basis for joint operations. Taxes borne primarily comprises income tax and royalty-related taxes paid, royalties paid in-kind, customs and excise payments, payroll taxes paid, payments of Fringe Benefits Tax and production-based royalties accrued, which approximate cash payments. Ancillary payments, such as licences, visas, sales taxes, stamp duty payment and land tax, are excluded. Taxes borne by BHP Billiton's joint ventures and associates are not included in the amounts above.

Transparently reporting our payments to governments

We believe that transparency of government revenue arising from the extraction of natural resources is an important element in the fight against corruption. We have been a supporter of the Extractive Industries Transparency Initiative (EITI) since its inception in 2002 and we continue to engage actively with EITI processes in the countries where we operate. The EITI is a global initiative to improve governance in resource rich countries through the verification and full publication of company payments and government revenue from oil, gas and mining. It provides a level playing field and ensures all companies disclose payments made to governments on the same basis.

We also believe appropriate national and extra-territorial mandatory corporate reporting complements the EITI and provides a globally consistent regulatory framework for all extractive industry companies.

We have developed four principles to outline what we believe any transparency framework should encompass to best tackle the fight against corruption.

In line with our support for the EITI, we report taxes and royalties derived from resource developments on a country-by-country basis. The data is presented as the taxes and royalties that we pay as BHP Billiton (such as corporate income taxes and royalties) and also those that we collect on behalf of our employees.

Our payments to governments in FY2014 included US$9.9 billion in company taxes, royalties and certain indirect taxes and approximately US$1.5 billion in taxes collected on behalf of our employees. More than 99 per cent of our payments were made to 14 countries. Of these, our largest payments are made in Australia, where we have the majority of our assets.

This data is available in our Sustainability Report 2014, which can be downloaded from the BHP Billiton website at ***www.bhpbilliton.com***

Our transparency principles

Responsibility	Governments, civil society and the corporate sector must work in partnership to support transparency and help fight corruption. We are committed to acting transparently and publicly reporting the payments we make to governments.
Openness	Transparency is in the best interests of our shareholders, employees, contractors, partners, the customers, communities and societies in which we operate, and is essential to good governance and responsible investment.
Fairness	Nations that share resource wealth and are accountable to their communities have the potential to attract greater, more responsible and long-term investment. Ensuring our host communities share in our success is critical to the long-term future of our Company.
Accessibility	Revenue transparency information must be meaningful, practical and presented in a form that is easily captured, reported and understood. Governments, corporations and civil society organisations have important roles to play in ensuring communities have the capacity to analyse and effectively interpret the information provided.

BHP BILLITON SUMMARY REVIEW 2014 – 33

Accountability Defining and accepting responsibility and delivering on our commitments. Our governance structure supports long-term value creation. Governance is not just a matter for the Board, it is also the responsibility of executive management and is embedded throughout the organisation. We foster a culture that values and rewards high ethical standards, personal and corporate integrity and respect for others. robust governance framework High-quality governance supports long-term value creation Our BHP Billiton Charter is the core of our governance framework We are focused on enhancing the diversity of perspective on the Board 34 – BHP BILLITON SUMMARY REVIEW 2014

BHP BILLITON SUMMARY REVIEW 2014 – 35

Board of Directors Top left to right: Jac Nasser, Andrew Mackenzie, Malcolm Brinded, Malcolm Broomhead, Sir John Buchanan Jac Nasser AO, BBus, Hon DT, 66 Chairman and Independent Non-executive Director Chairman of the Nomination and Governance Committee Director of BHP Billiton Limited and BHP Billiton Plc since June 2006. Appointed Chairman of BHP Billiton Limited and BHP Billiton Plc on 31 March 2010. Following a 33-year career with Ford Motor Company in leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise. Other directorships and offices (current): • Director of 21st Century Fox (since June 2013). • Consultant to One Equity Partners (since March 2013). Partner from November 2002 until March 2010, Non-executive Advisory Partner from March 2010 to March 2013. • Member of Australian Prime Minister’s Business Advisory Council (since December 2013). • Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001). Andrew Mackenzie BSc (Geology), PhD (Chemistry), 57 Chief Executive Officer and Executive Director Non-independent Director of BHP Billiton Limited and BHP Billiton Plc since May 2013. Mr Mackenzie was appointed Chief Executive Officer on 10 May 2013. Andrew Mackenzie has more than 30 years’ experience in oil and gas, petrochemicals and minerals. He joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous. Prior to BHP Billiton, Mr Mackenzie worked at Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and BP where he held a number of senior roles, including Group Vice President for Technology and Engineering, and Group Vice President for Chemicals. Other directorships and offices (current): • Director of the Grattan Institute (since May 2013). • Director of the International Council on Mining and Metals (since May 2013). Malcolm Brinded CBE, MA, 61 Independent Non-executive Director Member of the Sustainability Committee Director of BHP Billiton Limited and BHP Billiton Plc since April 2014. Malcolm Brinded has extensive experience in energy, governance and sustainability. Mr Brinded served as a member of the Board of Directors of Royal Dutch Shell plc from 2002 to 2012. During his 37-year career with Shell he held various leadership positions in the United Kingdom, Europe, the Middle East and Asia, including Executive Director of Exploration and Production, Executive Director of Upstream International and Chairman and Upstream Managing Director of Shell UK. Other directorships and offices (current): • Director of CH2M Hill Companies, Ltd (since July 2012). • Director of Network Rail Ltd; Network Rail Infrastructure Ltd (since October 2010). • Chairman of the Shell Foundation (since July 2009 and Trustee since June 2004). • Vice President of the Energy Institute, UK (since October 2013). Malcolm Broomhead MBA, BE, 62 Independent Non-executive Director Member of the Sustainability Committee Member of the Finance Committee Director of BHP Billiton Limited and BHP Billiton Plc since March 2010. Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (United Kingdom), MIM Holdings, Peko Wallsend and Industrial Equity. Other directorships and offices (current): • Chairman of Asciano Limited (since October 2009). Sir John Buchanan BSc, MSc (Hons 1), PhD, 71 Senior Independent Director, BHP Billiton Plc Chairman of the Remuneration Committee Member of the Nomination and Governance Committee Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Educated at Auckland, Oxford and Harvard, Sir John Buchanan has broad international business experience gained in large and complex international businesses. Sir John has substantial experience in the petroleum industry and knowledge of the international investor community. Sir John has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. Sir John is a former Chairman of ARM Holdings Plc (United Kingdom), former Chairman of Smith & Nephew Plc and former member of Advisory Board of Ondra Bank. Sir John is also a former Executive Director and Group Chief Financial Officer of BP, Treasurer and Chief Executive of BP Finance and Chief Operating Officer of BP Chemicals. Other directorships and offices (current): • Chairman of the International Chamber of Commerce (United Kingdom) (since May 2008). 36 – BHP BILLITON SUMMARY REVIEW 2014

Top left to right: Carlos Cordeiro, David Crawford, Pat Davies, Carolyn Hewson, Lindsay Maxsted Carlos Cordeiro AB, MBA, 58 Independent Non-executive Director Member of the Remuneration Committee Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Carlos Cordeiro brings to the Board more than 30 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. Mr Cordeiro was previously Partner and Managing Director of Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia) LLC. Other directorships and offices (current): • Non-executive Advisory Director of The Goldman Sachs Group, Inc. (since December 2001). • Non-executive Vice Chairman of Goldman Sachs (Asia) LLC (since December 2001). David Crawford AO, BComm, LLB, FCA, FCPA, 70 Independent Non-executive Director Chairman of the Finance Committee Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. Mr Crawford was previously Australian National Chairman of KPMG, Chartered Accountants. In August 2014, Mr Crawford was appointed as Chairman-designate of the new company that BHP Billiton plans to form in the proposed demerger. Mr Crawford will retire from the BHP Billiton Board in November 2014. Other directorships and offices (current): • Chairman of Australia Pacific Airports Corporation Limited (since May 2012). • Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001). Pat Davies BSc (Mechanical Engineering), 63 Independent Non-executive Director Member of the Remuneration Committee Director of BHP Billiton Limited and BHP Billiton Plc since June 2012. Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. Mr Davies began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. He is a former Director of various Sasol Group companies and joint ventures. Carolyn Hewson AO, BEc (Hons), MA (Econ), 59 Independent Non-executive Director Member of the Risk and Audit Committee Member of the Remuneration Committee Director of BHP Billiton Limited and BHP Billiton Plc since March 2010. Carolyn Hewson is a former investment banker and has more than 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australian Water and the Economic Development Board of South Australia. Other directorships and offices (current): • Member of Australian Federal Government Financial Systems Inquiry (since January 2014). • Director of Stockland Group (since March 2009). • Member of the Advisory Board of Nanosonics Limited (since June 2007). Lindsay Maxsted DipBus (Gordon), FCA, FAICD, 60 Independent Non-executive Director Chairman of the Risk and Audit Committee Member of the Finance Committee Director of BHP Billiton Limited and BHP Billiton Plc since March 2011. Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. He was the Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is the Board’s nominated ‘audit committee financial expert’ for the purposes of the US Securities and Exchange Commission Rules, and the Board is satisfied that he has recent and relevant financial experience for the purposes of the UK Financial Conduct Authority’s Disclosure and Transparency Rules and the UK Corporate Governance Code. Other directorships and offices (current): • Chairman of Westpac Banking Corporation (since December 2011) and a Director (since March 2008). • Chairman of Transurban Group (since August 2010) and a Director (since March 2008). • Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute (since June 2005). BHP BILLITON SUMMARY REVIEW 2014 – 37

Board of Directors continued Top left to right: Wayne Murdy, Keith Rumble, John Schubert, Baroness Shriti Vadera, Jane McAloon Wayne Murdy BSc (Business Administration), CPA, 70 Independent Non-executive Director Member of the Risk and Audit Committee Member of the Finance Committee Director of BHP Billiton Limited and BHP Billiton Plc since June 2009. Wayne Murdy has a background in finance and accounting, where he has gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and Chairman from 2002 to 2007. He is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce. Other directorships and offices (current): • Director of Weyerhaeuser Company (since January 2009). Keith Rumble BSc, MSc (Geology), 60 Independent Non-executive Director Member of the Sustainability Committee Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Keith Rumble was previously Chief Executive Officer of SUN Mining, a wholly owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. Mr Rumble has more than 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc in Canada. He began his career at Richards Bay Minerals in 1980 and held various management positions before becoming Chief Executive Officer in 1996. It is intended that Mr Rumble will become a Non-executive Director of the new company that BHP Billiton plans to form in the proposed demerger. Mr Rumble would retire from the BHP Billiton Board at the time the shareholders vote on this demerger proposal. Other directorships and offices (current): • Director of Enzyme Technologies (Pty) Limited (since September 2011). • Director of Elite Wealth (Pty) Limited (since August 2010). • Board of Governors of Rhodes University (since April 2005). • Trustee of the World Wildlife Fund, South Africa (since October 2006). John Schubert AO, BCh Eng, PhD (Chem Eng), 71 Independent Non-executive Director Chairman of the Sustainability Committee Member of the Remuneration Committee Member of the Nomination and Governance Committee Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. John Schubert has considerable experience in the international oil industry, including at Chief Executive Officer level. Dr Schubert has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. Dr Schubert has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Other directorships and offices (current): • Chairman of Garvan Institute of Medical Research (since May 2013). • Chairman of the Great Barrier Reef Foundation (since November 2004). Baroness Shriti Vadera MA, 52 Independent Non-executive Director Member of the Risk and Audit Committee Director of BHP Billiton Limited and BHP Billiton Plc since January 2011. Shriti Vadera brings wide-ranging experience in finance, economics and public policy as well as extensive experience of emerging markets and international institutions. In recent years, Baroness Vadera has undertaken a number of international assignments, including advising on the Eurozone crisis and working with the Korean Chair of the G20. Baroness Vadera was a Minister in the British Government from 2007 to 2009 in the Department for International Development, the Business Department and the Cabinet Office, where she was responsible for the response to the global financial crisis. She was on the Council of Economic Advisers, H M Treasury from 1999 to 2007 focusing on business and international economic issues. Prior to her time in the British Government, Baroness Vadera spent 14 years in investment banking at UBS Warburg, where she specialised in advisory work in emerging markets. Other directorships and offices (current): • Director of AstraZeneca Plc (since January 2011). Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 50 President, Governance and Group Company Secretary Chairman of the Disclosure Committee 38 – BHP BILLITON SUMMARY REVIEW 2014

Corporate Governance Summary Letter from the Chairman Dear Shareholder Welcome to BHP Billiton’s Corporate Governance Summary. At BHP Billiton, we have a governance framework that goes beyond an interest in governance for its own sake or the need to comply with regulatory requirements. Instead, we believe that high-quality governance supports long-term value creation. Simply put, we think good governance is good business, and our approach is to adopt what we consider to be the better of the prevailing governance standards in Australia, the United Kingdom and the United States. In the same spirit, we do not see governance as just a matter for the Board. Good governance is also the responsibility of executive management and is embedded throughout the organisation. The diagram below describes the governance framework at BHP Billiton. It shows the interaction between the shareholders and the Board, demonstrates how the Board committee structure facilitates the interaction between the Board and the Chief Executive Officer (CEO) and illustrates the flow of delegation from shareholders. We have robust processes in place to ensure that the delegation flows through the Board and its committees to the CEO and Group Management Committee (GMC) and into the organisation. At the same time, accountability flows back upwards from the Company to shareholders. This process helps to ensure alignment with shareholders. As part of our corporate planning cycle, we have embedded a range of scenarios that are reviewed annually and updated by the Group with the GMC’s involvement. The scenarios, and the governance process supporting them, also form part of the Board’s agenda. These scenarios provide a lens to assess the performance of our business portfolio. They include assumptions around carbon and commodity prices, currencies, costs and tax rates, and ranges for a number of risks that face the Group, including climate change, global growth, levels of trade, geopolitical situation and technology focus. All of the scenarios are used to inform BHP Billiton’s strategy and the resilience of our diversified asset portfolio over the short and long term. Regardless of which direction the world may take, we will always be guided by Our Charter values, including our value of Sustainability, in how we operate our business, interact with our stakeholders and plan for the future. As we set out in section 3 of the Annual Report, while the five committees have accountability for making recommendations to the Board on certain matters, such as remuneration and sustainability, we ensure all Board members have oversight and the opportunity for full discussion of those issues through the committee report-out process to the full Board. BHP Billiton governance structure Our BHP Billiton Charter is core to the governance framework of BHP Billiton. It embodies our corporate purpose, strategy and values, and defines when we are successful. We foster a culture that values and rewards high ethical standards, personal and corporate integrity and respect for others. We live the values of Our Charter and adhere to the standards of conduct required by our BHP Billiton Code of Business Conduct. We are focused on enhancing the diversity of perspective on the Board. We do this in a structured manner, looking out over a five-year period at the skills, backgrounds, knowledge, experience and diversity on the Board. The right blend of skills, experience and perspective is critical to ensuring the Board oversees BHP Billiton effectively for shareholders. As a result of this process, and as described in last year’s Annual Report, we have been seeking additional upstream oil, gas and shale experience. We are therefore pleased that Malcolm Brinded joined the Board as a Non-executive Director and member of the Sustainability Committee in April 2014. Mr Brinded served on the Board of Royal Dutch Shell plc between 2002 and 2012. During his 37-year career with Shell, he held leadership roles, including Executive Director of Exploration and Production, Executive Director of Upstream International and UK Country Chair and Managing Director. His appointment reflects the structured and rigorous approach to the Company’s Board succession and planning. BHP BILLITON SUMMARY REVIEW 2014 – 39

Corporate Governance Summary continued As part of our ongoing renewal of the Board, we announced in August that David Crawford will be retiring from the Board after the forthcoming Annual General Meetings. Mr Crawford has been appointed Chairman-designate of the new company that BHP Billiton plans to form in a demerger. On behalf of all shareholders, I would like to thank him for his exceptional service to the Board and the Group over many years, and wish him all the best for the future. It is also intended that Keith Rumble will become a Non-executive Director of the demerged company, and that he will retire from the BHP Billiton Board at or around the time the demerger is completed (currently scheduled for mid-2015). In relation to gender diversity, the Board has set a goal of increasing the number of women on the Board to at least three. This remains our target, which we aim to achieve by the end of 2015. Evaluations conducted in FY2014 During the year under review, the Board conducted an externally facilitated Board assessment, an internal assessment of each Director and an internal committee review to ensure continued compliance with the recently updated committee terms of reference. Board assessment The external assessment focused in particular on the Board’s interface with the CEO and senior management; the Board’s priorities; and the focus of the Board committees and their interface with the Board. It also sought the views of the Directors for suggestions for improving the Board’s overall effectiveness. The review was facilitated by JCA Group, and involved an interview with each Director. The findings were discussed in depth by the Board. A range of improvements to the Board’s work and effectiveness will be incorporated into the work of the Board and procedures. Director assessment Due to the previous year’s externally facilitated Board assessment, the FY2014 Director assessment was internally facilitated. The overall findings were presented to the Board and discussed. Each Director was provided feedback on their contribution to the Board and its committees. This review supported the Board’s decision to endorse all retiring Directors standing for re-election. Committee review During FY2014, an internal review was conducted to confirm continued compliance with each committee’s respective terms of reference, which were updated in FY2013. During the previous year, we conducted external assessments of the committees, which utilised an electronic survey tool provided by Lintstock and were focused to draw out views on work, overall effectiveness, decision-making and other processes. Outcomes and recommendations from each committee were considered and approved by the Board prior to implementation. Risk management governance structure We believe the identification and management of risk is central to achieving the corporate purpose of creating long-term shareholder value. The principal aim of the Group’s risk management governance structure and internal control systems is to identify, evaluate and manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets. Each year, the Board reviews and considers the Group’s risk profile, which covers both operational and strategic risks. The risk profile is assessed to ensure it supports the achievement of the Group’s strategy, while maintaining a solid ‘A’ credit rating. The Board’s approach to investment decision-making and portfolio management, and the consideration of risk in that process, is set out in sections 1.7 and 1.5.4 of the Annual Report, and includes Continuous improvement The Board has a commitment to ongoing improvement in the way we carry out our work. This year, we conducted an externally facilitated review of the Board, and a range of improvements to the Board’s work and effectiveness had been agreed. I hope you find this description of our corporate governance useful and I look forward to receiving any feedback that fellow shareholders may have. Jac Nasser AO Chairman a broad range of scenarios to assess our portfolio. This process allows us to be able to continually adjust the shape of our portfolio to match energy and commodity demand and meet society’s expectations, while maximising shareholder returns. Director skills, experience and attributes required The Board considers a diversity of skills, backgrounds, knowledge, experience, geographic location, nationalities and gender is required in order to effectively govern the business. The Board and the Nomination and Governance Committee work to ensure that the Board continues to have the right balance of skills, experience, independence and Group knowledge necessary to discharge its responsibilities in accordance with the highest standards of governance. In order to govern the Group effectively, Non-executive Directors must have a clear understanding of the Group’s overall strategy, together with knowledge about the Group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Group’s core business to be effective contributors to the development of strategy and to monitor performance. Part of the required understanding of strategy and the core business is the requirement to understand the risks that the Company faces and the processes in place to mitigate and manage those risks. We operate in an uncertain external environment, and the Group is exposed to many material risks across its operations, including some that are systemic, such as financial risks and climate change. All those risks are factored into the Board’s approach to strategy and its assessment of an optimised portfolio. The Executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business. The key skills collectively demonstrated on the Board are: Skills and experience Board Executive leadership 13 Directors Global experience 14 Directors Governance 14 Directors Strategy 14 Directors Financial acumen 14 Directors Capital projects 12 Directors Health, safety and environment 13 Directors Remuneration 14 Directors Mining 5 Directors Oil and gas 6 Directors Marketing 12 Directors Public Policy 14 Directors Total Directors 14 Directors 40 – BHP BILLITON SUMMARY REVIEW 2014

Remuneration Summary Dear Shareholder Our Remuneration Committee recognises that remuneration has an important role to play in supporting the implementation and achievement of the Group’s strategy and our ongoing performance, aligning the activities of management to the interests of shareholders, and in supporting Our BHP Billiton Charter. The remuneration policy is reviewed annually and, where appropriate, fine-tuned to ensure that it continues to be effective in achieving these goals. The key principles of our remuneration policy, which remain unchanged, are to: > support the execution of the Group’s business strategy in accordance with a risk framework that is appropriate for the organisation; > provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world; > apply demanding performance measures, including key financial and non-financial measures of performance; > link a significant component of pay to our performance and the creation of value for our shareholders from relative outperformance; > ensure remuneration arrangements are equitable and facilitate the deployment of people around the Group; > limit severance payments on termination to pre-established contractual arrangements (which do not commit us to making any unjustified payments). Link to strategy Our Charter sets out our purpose, strategy, values and how we measure our success. In framing how we remunerate our executives we are guided by the measures of success contained in Our Charter. They are designed to ensure that executives take a long-term approach to decision-making and to minimise activities that focus only on short-term results at the expense of longer-term business growth and success. The Committee has considered the ways in which risk management and the long-term horizon are reflected throughout BHP Billiton’s remuneration arrangements for all executives, and is satisfied that our approach reinforces the desired behaviours. This is largely achieved through the Group’s approach to short-term and long-term incentive awards, which comprise a significant portion of total remuneration for our Chief Executive Officer (CEO) Andrew Mackenzie and other members of the Group Management Committee (GMC). The equity component of the short-term incentive award is deferred for a two-year period, and performance under the long-term incentive plan (LTIP) is measured over a five-year period. The actual rewards received by Mr Mackenzie and other members of the GMC therefore reflect the Group’s performance and share price over an extended period. Our approach There have been no substantial changes to our underlying approach – we ensure that remuneration outcomes reflect the performance of the Group, Businesses and individuals. This approach has enjoyed a strong level of support from shareholders, with a vote in favour for the remuneration report of 97 per cent at last year’s Annual General Meetings. Our approach to incentive structures has been in place for more than a decade and has served both shareholders and participants well, delivering remuneration outcomes to executives aligned to the performance of the Group and of individuals. BHP Billiton adopted the deferral of a substantial portion of short-term incentive awards in equity in 2003, and a five-year term for long-term incentive awards in 2004. These approaches, which were then market leading, have since become more prevalent and acknowledged as best practice. Notwithstanding our stable approach, the Committee and the Board continue to pay close attention to shareholders’ views so they can be factored into the Group’s future approach. Our remuneration policy in action Each year, the Committee makes decisions regarding a range of remuneration matters, including any changes in base salary, fees and benefits, and adjudicating on short-term and long-term incentive outcomes relating to Mr Mackenzie and other members of the GMC. Last year, when Mr Mackenzie was appointed to the CEO role, the Board and Committee believed that some downward rebasing of his remuneration package, relative to that of the former CEO, was appropriate; a view supported by Mr Mackenzie. This year, following the Committee’s annual review process, the FY2015 base salary of Mr Mackenzie has not been increased. Likewise, other elements of Mr Mackenzie’s total target remuneration (pension contributions, benefits and short-term and long-term incentive targets) will remain the same in FY2015 as in FY2014. Consistent with the approach for Mr Mackenzie, the base salaries and total target remuneration packages for other GMC members have also been held constant for FY2015. Aligned with this, Non-executive Director fees were again frozen, for the third consecutive year. Mr Mackenzie’s annual short-term incentive is at risk. The scorecard against which his performance is assessed is made up of a number of performance measures, including health, safety, environment and community (HSEC), financial performance, capital project management and individual personal measures. For FY2014, the Committee has assessed the performance of Mr Mackenzie and concluded it was in excess of target with a bonus outcome of 115.3 per cent, against a target of 100 per cent, a maximum of 150 per cent and a minimum of zero. This outperformance was mainly due to positive outcomes across a range of HSEC measures, together with above-target production and productivity achievements. Mr Mackenzie’s long-term incentive is also at risk. BHP Billiton’s business is long term, and decisions are made that are likely to have an impact for many years. It is therefore important that a significant part of senior executives’ pay reflects long-term performance. BHP Billiton’s LTIP measures performance over five years. BHP BILLITON SUMMARY REVIEW 2014 – 41

Remuneration Summary continued

The Committee has now considered performance and vesting outcomes for the long-term incentive award granted in 2009, covering the five years to 30 June 2014. The performance condition benchmarked BHP Billiton's Total Shareholder Return (TSR) against the TSR of a tailored comparator group of resource companies. The five-year TSR performance for BHP Billiton was 60.6 per cent, exceeding the weighted average TSR of the comparator group by 17.8 per cent, resulting in a 58 per cent vesting.

The Committee considered whether there were any circumstances that merited it exercising its discretion to reduce this vesting outcome (as was the case last year where the Committee reduced vesting from 100 per cent to 65 per cent). This discretion is an important safeguard in circumstances where the Committee does not believe that the vesting outcome truly reflects performance.

After carefully considering the relative TSR outcome and both Group and individual performance over the vesting period, the Committee determined that the TSR outcome was a fair reflection of performance.

The total remuneration earned by Mr Mackenzie in FY2014 is set out below. As Mr Mackenzie assumed the role of CEO and Executive Director in May 2013, the FY2013 figures therefore relate only to a part-year period.

US dollars ('000)		Base salary	Benefits	Short-Term Incentive [1]	Long-Term Incentive	Pension	Total
Andrew Mackenzie	**FY2014**	**1,700**	**92**	**3,136**	**2,635**	**425**	**7,988**
	FY2013	242	702	256	1,208	60	2,468

(1) Provided half in cash and half in deferred equity as shown in the table below.

For Mr Mackenzie, the remuneration reported above for FY2014 and FY2013 is calculated as set out below.

	FY2013 – 10 May to 30 June 2013	FY2014
Base salary	Base salary earned for the period, based on a full-year base salary in the CEO role of US$1.700 million.	Base salary earned from 1 July 2013 to 30 June 2014 based on a full-year base salary of US$1.700 million as Mr Mackenzie did not receive any salary increase for FY2014.
Benefits	Personal tax return preparation in required countries, a pro-rated portion of private family health insurance, plus the full amount of the US$0.700 million relocation allowance paid in respect of Mr Mackenzie's move from the UK to Australia.	The full amount of private family health insurance and personal tax return preparation in required countries provided during FY2014, together with spouse business-related travel.
Short-Term Incentive (STI)	A pro-rated portion of STI awarded for FY2013 performance. Half or US$0.128 million was provided in cash in September 2013, and half or US$0.128 million deferred in an equity award, which is due to vest in FY2016.	STI awarded for FY2014 performance. Half or US$1.568 million will be provided in cash in September 2014, and half or US$1.568 million deferred in an equity award (subject to shareholder approval at the 2014 AGMs), which will be due to vest in FY2017.
Long-Term Incentive (LTI)	A pro-rated portion of the value of 243,126 LTI awards that vested on 22 August 2013, based on performance during the five-year period to 30 June 2013. The total value of the vested award was US$8.480 million.	The value of 69,600 LTI awards that vested on 20 August 2014, based on performance during the five-year period to 30 June 2014.
Pension	BHP Billiton's contribution to defined contribution pension plans during the period at 25% of base salary.	BHP Billiton's contribution to defined contribution pension plans at 25% of base salary.

Summary

Our fundamental philosophies and approaches to remuneration have not changed – we trust that you will agree that our long held, consistent approach to aligning remuneration to performance has served shareholders well.



John Buchanan
Chairman, Remuneration Committee
11 September 2014

42 – BHP BILLITON SUMMARY REVIEW 2014

Shareholder information Annual General Meetings BHP Billiton Plc Thursday 23 October 2014 at 11.00am (local time) The Queen Elizabeth II Conference Centre Broad Sanctuary, Westminster London, SW1P 3EE, United Kingdom. BHP Billiton Limited Thursday 20 November 2014 at 10.00am (local time) Adelaide Entertainment Centre Corner Port Road and Adam Street Hindmarsh, South Australia, Australia. Change of shareholder details and enquiries Shareholders may contact the appropriate office of the BHP Billiton Share Registrar or Transfer Office on any matter relating to their shares or American Depositary Receipt holdings. Dividend policy and payments We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half-yearly payment. We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the United Kingdom and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the United Kingdom register wish to receive dividends in US dollars, they must complete the appropriate election form and return it to the BHP Billiton Share Registrar in the United Kingdom no later than close of business on the Dividend Record Date. BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder’s country of residence as shown below. Country where shareholder is resident Financial institution Australia Bank, building society, credit union United Kingdom Bank, building society New Zealand Bank United States Bank Shareholders from the above mentioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, the United Kingdom, New Zealand and the United States will receive dividend payments by way of a cheque in Australian dollars. BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form, which is available from the BHP Billiton Share Registrar in the United Kingdom or South Africa. Stock exchange listings BHP Billiton Limited has a primary listing on the Australian Securities Exchange (ASX) in Australia and BHP Billiton Plc has a premium listing on the UK Listing Authority’s Official List and its ordinary shares are admitted to trading on the London Stock Exchange (LSE). BHP Billiton Plc also has a secondary listing on the Johannesburg Stock Exchange (JSE) in South Africa. In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the United States. Trading on the NYSE is via American Depositary Shares. Key dates for shareholders The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified. Date Event 23 September 2014 Final dividend payment date 23 October 2014 BHP Billiton Plc Annual General Meeting in London 20 November 2014 BHP Billiton Limited Annual General Meeting in Adelaide 24 February 2015 Interim results announced 13 March 2015 Interim dividend record date 31 March 2015 Interim dividend payment date 25 August 2015 Annual results announced Accessing information on BHP Billiton All up-to-date shareholder information is available online at Online shareholder services – check your holding – register to receive electronic shareholder communications – update your records (including address and direct credit details) – access all your securities in one portfolio by setting up a personal account – vote online Latest news Reports and presentations Company overview (including Our BHP Billiton Charter, Structure and Governance) Subscribe to receive news alerts sent directly to your email address BHP BILLITON SUMMARY REVIEW 2014 – 43

Summary of financial information

US$ million	30 June 2014	30 June 2013 Restated	30 June 2012 Restated	30 June 2011 [e]	30 June 2010 [e]
Consolidated Income Statement					
Revenue	**67,206**	65,953	70,477	71,739	52,798
Profit from operations	**23,412**	21,002	24,600	31,816	20,031
Profit attributable to members of BHP Billiton Group	**13,832**	11,223	15,473	23,648	12,722
Dividends per ordinary share – paid during the period (US cents)	**118.0**	114.0	110.0	91.0	83.0
Dividends per ordinary share – determined in respect of the period (US cents)	**121.0**	116.0	112.0	101.0	87.0
Earnings per ordinary share – basic (US cents) [a]	**260.0**	210.9	290.7	429.1	228.6
Earnings per ordinary share – diluted (US cents) [a]	**259.1**	210.2	289.4	426.9	227.8
Number of the ordinary shares (millions):					
– At period end	**5,348**	5,348	5,348	5,350	5,589
– Weighted average	**5,321**	5,322	5,323	5,511	5,565
– Diluted	**5,338**	5,340	5,346	5,540	5,595
Consolidated Balance Sheet					
Current assets	**22,296**	18,953	18,927	25,280	25,134
Non-current assets	**129,117**	120,225	110,274	77,640	63,718
Total assets	**151,413**	139,178	129,201	102,920	88,852
Current liabilities	**18,064**	20,139	21,186	19,738	13,042
Non-current liabilities	**47,967**	43,748	38,700	25,427	26,481
Total liabilities	**66,031**	63,887	59,886	45,165	39,523
Share capital (including share premium)	**2,773**	2,773	2,773	2,771	2,861
Total equity attributable to members of BHP Billiton Group	**79,143**	70,667	65,526	56,762	48,525
Consolidated Cash Flow Statement					
Net operating cash flows [b]	**25,364**	20,154	25,259	30,080	16,890
Net investing cash flows	**(15,834)**	(18,726)	(32,485)	(16,464)	(9,985)
Net financing cash flows	**(6,468)**	(198)	2,039	(16,018)	(5,307)
Net cash flow	**3,062**	1,230	(5,187)	(2,402)	1,598
Other financial information					
Underlying EBITDA [c]	**32,359**	30,308	34,617	37,093	24,513
Underlying EBIT [c]	**22,861**	22,930	28,086	31,980	19,719
Underlying attributable profit [c]	**13,447**	12,208	17,173	21,684	12,469
Underlying basic earnings per share (US cents)	**252.7**	229.4	322.6	393.5	224.1
Capital and exploration expenditure (BHP Billiton share) [d]	**15,181**	22,291	19,793	12,387	10,656

(a) For more information on earnings per share refer to note 8 'Earnings per share' to the Financial Statements.
(b) Net operating cash flows are after net interest and taxation. On 1 July 2010, the Group adopted the policy of classifying exploration cash flows which are not recognised as assets as Net operating cash flows. Previously such cash flows were classified as Net investing cash flows. The change in policy arose from amendments to IAS7/AASB7 'Cash Flows'. Comparative figures have been restated.
(c) Underlying attributable profit, Underlying EBIT and Underlying EBITDA are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying attributable profit, Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or as an alternative to, Attributable profit as an indicator of actual operating performance or as an alternative to cash flow as a measure of liquidity. Underlying EBIT and Underlying EBITDA are included in the FY2014 Consolidated Financial Statements as required by IFRS 8 'Operating Segments'.
(d) Represents the share of capital and exploration expenditure attributable to BHP Billiton shareholders on a cash basis. Includes BHP Billiton proportionate share of equity accounted investments; excludes capitalised deferred stripping and non-controlling interests. FY2011 and FY2010 data has not been restated and represents the capital and exploration expenditure of the Group on a cash basis, as published.
(e) FY2011 and FY2010 data has not been restated for the effects of new accounting standards and interpretations and for the effects of other voluntary changes in accounting policy which are effective in the financial year commencing from 1 July 2013.

44 – BHP BILLITON SUMMARY REVIEW 2014

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